Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

SHCR HOLDINGS, LLC

AND

SYNEOS HEALTH CLINICAL, INC.

DATED AS OF OCTOBER 26, 2020

4.12	Contracts	28
4.13	Taxes	30
4.14	Affiliate Transactions	31
4.15	Environmental Matters	32
4.16	Realty	32
4.17	Personal Property	33
4.18	Labor Matters	33
4.19	Intellectual Property	34
4.20	Improper and Other Payments	36
4.21	Insurance	37
4.22	Customers and Suppliers.	37
4.23	Brokers	37
4.24	Disclaimer of Seller	38

	Article V

	REPRESENTATIONS AND WARRANTIES OF BUYER

5.1	Organization	38
5.2	Authority; Enforceability	39
5.3	No Conflict; Required Filings and Consents	39
5.4	Brokers	39
5.5	Absence of Litigation	39
5.6	Sufficient Funds	40
5.7	Solvency	40
5.8	Investment Intent	40
5.9	Legal Requirements and Approvals	40
5.10	Inspection; No Other Representations	40

	Article VI

	COVENANTS

6.1	Affirmative Covenants of Seller	41
6.2	Negative Covenants of Seller	42
6.3	Access and Information	44
6.4	Confidentiality	45
6.5	No Contacts	45
6.6	Continuation of Indemnification	45
6.7	Continuation of Insurance	46
6.8	Employee Matters	46
6.9	Clindata Consideration Agreement	47
6.10	Kinderpharm Earnout Payment	50
6.11	Belgium Tax Payment	50
6.12	Terminated Agreement	50
6.13	Resignation Letters	50

6.14	Exclusivity	50
6.15	Representation and Warranty Insurance Policy	51
6.16	Code Section 280G	51
6.17	Insurance	52
6.18	Pension Liability	52

	Article VII

	ADDITIONAL AGREEMENTS

7.1	Transfer Taxes	52
7.2	Appropriate Action; Consents; Filings	53
7.3	Public Announcements	55
7.4	Retention and Access to Records	55

	Article VIII

	CLOSING CONDITIONS

8.1	Conditions to Obligations of Each Party Under This Agreement	56
8.2	Additional Conditions to Obligations of Buyer	56
8.3	Additional Conditions to Obligations of Seller	57

	Article IX

	TERMINATION

9.1	Termination	58
9.2	Effect of Termination	59

	Article X

	GENERAL PROVISIONS

10.1	Notices	59
10.2	Non-Survival of Representations and Warranties	60
10.3	Amendment and Modification	60
10.4	Waiver	60
10.5	Headings	60
10.6	Severability	61
10.7	Entire Agreement	61
10.8	Assignment	61
10.9	Parties in Interest	61
10.10	Failure or Delay Not Waiver; Remedies Cumulative	61
10.11	Specific Performance	62
10.12	Governing Law; Jurisdiction Waiver of Jury Trial	62

10.13	Counterparts	63
10.14	Interpretation	63
10.15	Costs of Dispute	64
10.16	Fees, Expenses and Other Payments	64
10.17	Non-Recourse	64
10.18	Certain Legal Representation Matters	64
10.19	Disclosure Letter	65
10.20	Jointly Drafted	66
10.21	Time of the Essence	66

v

SCHEDULES

SCHEDULE A	Working Capital Schedule

EXHIBITS

EXHIBIT A	Form of Escrow Agreement

EXHIBIT B	Sponsor Agreement

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of October 26, 2020 (this “Agreement”), by and between SHCR HOLDINGS, LLC, a Delaware limited liability company (“Seller”) and SYNEOS HEALTH CLINICAL INC., a Delaware corporation (“Buyer”).

W I T N E S S E T H:

WHEREAS, Seller is the record and beneficial owner of one hundred percent (100%) of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of SHCR Holdings Corporation, a Delaware corporation (the “Company”);

WHEREAS, the Company and its Subsidiaries (collectively, the “Company Subsidiaries”) are primarily engaged in conducting clinical trials and related services on behalf of biopharmaceutical companies;

WHEREAS, Buyer desires to purchase and acquire from Seller, and Seller desires to sell and transfer to Buyer, all of Seller’s right, title and interest in and to the Company and the Company Subsidiaries by way of a purchase by Buyer and sale by Seller of the Shares, upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, the respective Boards of Directors of Seller and Buyer have approved this Agreement and the transactions contemplated hereby; and

WHEREAS, simultaneously with this Agreement, Amulet Capital Partners, L.P. has entered into a non-solicitation agreement in the form attached hereto as Exhibit B (the “Sponsor Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements of the parties set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I

CERTAIN DEFINITIONS

1.1Certain Definitions

“280G Vote” has the meaning set forth in Section 6.13.

“Accounting Firm” has the meaning set forth in Section 2.3(b).

“Accounting Principles” means the accounting methodologies, principles and procedures set forth in Part B of the Working Capital Schedule.

“Accounts Receivable” means all accounts or notes receivable (including any security or collateral for such accounts receivable and including both billed and unbilled work).

“Action” means any action, complaint, claim, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, or appellate proceeding), hearing, inquiry, public examination, indictment, investigation or audit commenced, brought, conducted or heard by or before any Governmental Entity.

“Actual Closing Cash and Cash Equivalents” has the meaning set forth in Section 2.3(b).

“Actual Closing Indebtedness” has the meaning set forth in Section 2.3(b).

“Actual Closing Working Capital” has the meaning set forth in Section 2.3(b).

“Actual Transaction Expenses” has the meaning set forth in Section 2.3(b).

“Adjustment Escrow Account” means the account established by the Escrow Agent pursuant to the Escrow Agreement for satisfaction of any Deficit Amount pursuant to Section 2.3(c)(ii).

“Adjustment Escrow Amount” means cash in the amount of four million U.S. Dollars ($4,000,000) to be held by the Escrow Agent in the Adjustment Escrow Account in accordance with the terms of the Escrow Agreement.

“Affiliate” means, in relation to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person and, as used herein, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), with respect to any Person, means possession, directly or indirectly, of the power to direct or cause the direction of the management of such Person whether through the ownership of, or ability to vote, a majority of the voting securities, the right to appoint a majority of directors or members of other governing bodies or otherwise.

“Affiliate Contract” has the meaning set forth in Section 4.14(b).

“Aggregate Clindata Payment Obligations” has the meaning set forth in Section 6.9(b).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Transaction” means any transaction or series of transactions (other than the transactions contemplated by this Agreement), however structured, resulting in (i) any acquisition or purchase of all or a material portion of the assets of the Company and the Company Subsidiaries, taken as a whole, or all or a material portion of equity securities of the Company or any Company Subsidiary or (ii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of the Company Subsidiaries.

“Annual Cap” has the meaning set forth in Section 6.9(b).

“Audited Financial Statements” has the meaning set forth in Section 4.8(a).

“Banker’s Fees” means the aggregate amount of fees and expenses payable to the Company’s financial advisors, Jefferies & Company, Inc., in connection with the transactions contemplated by this Agreement.

“Base Balance Sheet” has the meaning set forth in Section 4.8(a).

“Base Purchase Price” means Four Hundred Million U.S. Dollars ($400,000,000).

“Business Day” means any day other than a Saturday, a Sunday or any other day on which commercial banking institutions in the States of New York or North Carolina are authorized or obligated to be closed.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Fundamental Representations” means the representations and warranties set forth in Sections 5.1, 5.2 and 5.4.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act or any similar applicable federal, state or local Law.

“Cash and Cash Equivalents” means the aggregate amount of all cash, cash equivalents and liquid investments, including readily marketable equity securities, government guaranteed debt obligations, time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank and commercial paper and variable or fixed rate notes, but excluding Restricted Cash and all checks, wires in transit and drafts that are dated prior to the Closing or were initiated or deposited by the Company or any Company Subsidiary for the account of a third party prior to the Measurement Time, as applicable, that have not yet been drawn or cleared as of immediately prior to the Measurement Time. For the avoidance of doubt, with respect to the Company and the Company Subsidiaries, “Cash and Cash Equivalents” shall include all checks, wires in transit and drafts that are dated prior to the Closing or were initiated or deposited for the account of the Company or any Company Subsidiary prior to the Measurement Time, as applicable, that have not yet been received or cleared as of immediately prior to the Measurement Time; provided that such checks, wires in transit or drafts actually clear after the Measurement Time.

“Cleanup” means all actions required to: (a) clean up, remove or remediate a Release of Hazardous Materials in the environment; (b) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (c) respond to any Order relating to the cleanup, removal, treatment or remediation of Hazardous Materials in the environment.

“Clindata Consideration Agreement” has meaning set forth in Section 6.9(a).

“Clindata Estimated Earnout Statement” has the meaning set forth in Section 6.9(b).

“Clindata Obligations” has the meaning set forth in Section 6.9(a).

“Clindata Payment Amount” has the meaning set forth in Section 6.9(f).

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Statement” has the meaning set forth in Section 2.3(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Recitals.

“Company Service Provider” means any current or former director, officer or employee of the Company or any Company Subsidiary.

“Company Subsidiaries” has the meaning set forth in the Recitals.

“Company Website” means any public or private website owned, maintained or operated at any time by or on behalf of the Company or Company Subsidiaries.

“Confidentiality Agreement” has the meaning set forth in Section 6.4.

“Consent” has the meaning set forth in Section 4.5(b).

“Continuing Employee” means each employee of the Company and any Company Subsidiary as of immediately prior to the Closing.

“contracts” or “Contracts” means any agreement, contract, subcontract, lease, license, sublicense or other legally binding commitment or undertaking (whether written or oral).

“COVID-19” means both the viral pneumonia named coronavirus disease 2019 (COVID-19) by the World Health Organization and the virus named Severe Acute Respiratory Syndrome Coronavirus 2 (SARS-CoV-2) by the International Committee on Taxonomy of Viruses and any mutations thereof.

“COVID-19 Effect” means any (i) required or recommended quarantines, travel restrictions, or social distancing, in each case, issued by a Governmental Entity, (ii) factory shutdowns or slowdowns, workplace or worksite shutdowns or slowdowns or work from home requirements or recommendations, or shipment interruptions or slowdowns, in each case, related to or resulting from COVID-19, (iii) other measures initiated or occurring in response to COVID-19, and (iv) other events or conditions related to or resulting from COVID-19 and/or the response of any Governmental Entity thereto.

“Credit Agreement” means that certain Credit Agreement, dated as of May 25, 2016 (as amended, restated, supplemented or otherwise modified from time to time), among SynteractHCR Holdings Corporation, a Delaware corporation (the “Seller Borrower”), the

Company, the lenders party thereto from time to time and Capital One, National Association, as agent for the lenders.

“Current D&O Policies” has the meaning set forth in Section 6.7.

“Datasite” means the online Merrill data site established in connection with the transactions contemplated by this Agreement and the Transaction Documents.

“Deferred Payroll Taxes” means any Taxes payable by the Company that (x) relate to the portion of the “payroll tax deferral period” (as defined in Section 2302(d) of the CARES Act) that occurs prior to the Closing,  (y) are payable following the Closing as permitted by Section 2302(a) of the CARES Act, calculated without giving effect to any tax credits afforded under the CARES Act, the Families First Coronavirus Response Act or any similar applicable federal, state or local Law to reduce the amount of any such Taxes payable or owed, and (z) any similar regime that permits deferral of payroll taxes in any non-US jurisdiction.

“Deficit Amount” has the meaning set forth in Section 2.3(c)(ii).

“Deficit Payment” has the meaning set forth in Section 2.3(c)(ii).

“Disclosure Letter” means the disclosure letter being delivered contemporaneously with the execution of this Agreement.

“Effective Time” has the meaning set forth in Section 3.1.

“Environmental Claim” means any Action by any Person alleging potential liability (including such liability for Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or administrative, civil or criminal penalties) arising out of, based on or resulting from (a) the Release or threat of Release of any Hazardous Materials at any location, whether or not leased or operated by the Company or any Company Subsidiary, or (b) circumstances forming the basis of any violation or alleged violation of any applicable Environmental Law.

“Environmental Laws” means all applicable Laws, in effect as of the date of this Agreement, relating to (a) pollution or protection of the environment or (b) the manufacture, processing, distribution, use, treatment, storage, Release, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means the Company or any Company Subsidiary or any Person that, together with the Company or any Company Subsidiary, would be deemed a “single employer” under Section 414 of the Code or Section 4001(b) of ERISA.

“Escrow Account” means the Adjustment Escrow Account and the Special Escrow Account.

“Escrow Agent” means Delaware Trust Company.

“Escrow Agreement” means the Escrow Agreement to be entered into on the Closing Date among the Escrow Agent, Buyer and Seller, substantially in the form attached hereto as Exhibit A.

“Escrow Amount” means the sum of the Adjustment Escrow Amount and the Special Escrow Amount.

“Estimated Closing Cash and Cash Equivalents” has the meaning set forth in Section 2.3(a).

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.3(a).

“Estimated Closing Statement” has the meaning set forth in Section 2.3(a).

“Estimated Closing Working Capital” has the meaning set forth in Section 2.3(a).

“Estimated Transaction Expenses” has the meaning set forth in Section 2.3(a).

“Excess Amount” has the meaning set forth in Section 2.3(c)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Indebtedness Payoff Amount” has the meaning set forth in Section 3.5.

“Export Control Laws” means all applicable Laws and regulations relating to the export, re-export, transfer, import of products, software or technology.

“FDA” has the meaning set forth in Section 4.7(c).

“Financial Statements” has the meaning set forth in Section 4.8(a).

“Fraud” means the actual and knowing common law fraud with respect to the making of a representation or warranty set forth in this Agreement.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means (a) any nation or government, and any state, province or other political subdivision or territory thereof; (b) any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States or any other nation, any state, province or other political subdivision or territory thereof, or any international or multinational authority; or (c) any court or legally constituted tribunal or arbitrator.

“Hazardous Materials” means any substance, material or waste that is regulated by any Governmental Entity as “hazardous,” a “contaminant,” a “pollutant,” “toxic” or words of similar meaning under any applicable Environmental Law.

“Health Care Laws” has the meaning set forth in Section 4.7(a).

“HSR Act” has the meaning set forth in Section 4.5(b).

“Indebtedness” means, with respect to any Person and without duplication, (a) all liabilities of such Person for borrowed money, whether secured or unsecured, including all outstanding principal, interest, fees and other amounts payable with respect thereto, (b) all liabilities of such Person evidenced by notes, debentures, bonds or similar instruments, including all outstanding principal, interest, fees and other amounts payable with respect thereto and for which such Person is responsible for the payment thereof, (c) any amounts owing as deferred purchase price for property or services, including any unearned but unpaid “earnout” payments, other than the earnout payments under (x) the Clindata Consideration Agreement which shall be addressed as set forth in Section 6.9 and (y) the Kinderpharm Agreement which shall be addressed as set forth in Section 6.10, (d), (e) all liabilities related to the Belgian Tax Matter (as defined in the Disclosure Letter) to the extent not paid prior to the Measurement Time, (f) $2,579,173, representing the liability related to the unutilized portion of the leased facility located in Carlsbad, CA following restructuring of the applicable lease, (g) in the event the Pension Liability has not been paid in full prior to the Measurement Time, $663,623, representing the Pension Liability, (h) all accrued but unpaid severance obligations (including the employer portion of any applicable payroll taxes with respect thereto), (i) all interest rate swaps, collars, caps and similar hedging obligations, (j) any obligations under acceptance credit, letters of credit or similar facilities, in each case, solely to the extent drawn, (k) any obligation for a lease classified as a capital lease or finance lease in the Financial Statements, (l) any Deferred Payroll Taxes to the extent unpaid as of the Measurement Time, and (m) all prepayment penalties, make-whole payments and breakage fees associated with any of the foregoing clauses (a) through (l), to the extent required to be paid at the Closing, whether or not any of the foregoing is evidenced by any note, indenture, guaranty or agreement; provided, for the avoidance of doubt, that “Indebtedness” of the Company and the Company Subsidiaries shall not include (i) any amounts with respect to or included in Transaction Expenses or Working Capital, (ii) any intercompany indebtedness or other intercompany liability between or among the Company and any Company Subsidiary, or between or among Company Subsidiaries, or (iii) any lease obligations for leases classified as operating leases in the Financial Statements.

“Intellectual Property” means all intellectual property, including (a) copyrights and registrations, and applications for any of the foregoing; (b) patent rights, including any continuations, continuations-in-part, divisionals, renewals and reissues thereof, and applications for any of the foregoing; (c) trademarks, service marks, trade names, trade dress, and other similar designations of source or origin, and registrations and applications for any of the foregoing; (d) trade secrets and other confidential and proprietary processes, know-how and information; and (e) Internet domain names.

“IRS” means the United States Internal Revenue Service, or any successor agency thereto.

“IT Systems” means all systems used by the Company or Company Subsidiaries in such company’s business including the information and communications technology infrastructure and systems (including, all software, hardware, firmware, networks and Company Websites), and any security and disaster recovery arrangements relating thereto.

“Kinderpharm Agreement” has the meaning set forth in Section 6.10.

“Knowledge of Seller” means the actual knowledge of Steven Powell and Karl Deonanan, in each case, after reasonable inquiry of their respective direct reports and others who would reasonably be expected to have subject matter expertise with respect to the applicable representation or warranty.

“Laws” means all domestic and foreign, federal, national, provincial, state, local and multinational laws, statutes, ordinances, codes, rules, regulations, policies, Orders, judgments, injunctions, writs and decrees, in each case, enacted, adopted or promulgated by a Governmental Entity.

“Leased Realty” has the meaning set forth in Section 4.16(a).

“Leases” has the meaning set forth in Section 4.16(a).

“Liens” means, with respect to any property or asset, any and all liens, encumbrances, security interests, mortgages, pledges or claims of a similar kind with respect thereto.

“Litigation” has the meaning set forth in Section 4.10(a).

“Material Adverse Effect” means any effect, condition, change, event, occurrence, development or circumstance (any such item, an “Effect”) that has had or would reasonably be expected to have a material adverse effect on the (a) financial condition, business or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) ability of the Seller or the Company to consummate the transactions contemplated by this Agreement or to perform their respective material obligations under this Agreement; provided, however, that, for purposes of clause (a), no Effect caused by or resulting from any of the following, either alone or in combination with any other Effect, shall constitute, or be taken into account in determining whether there has been, is, or will be, a “Material Adverse Effect”: (i) any Effect changing or affecting the pharmaceutical industry, the contract research organization industry generally or any other industry in which the Company or any Company Subsidiary operates, (ii) any epidemic, pandemic, disease outbreak, act of nature, earthquake, flood, hurricane, typhoon, or other natural disaster, or the escalation or worsening of any of the foregoing (including, for the avoidance of doubt any COVID-19 Effect), (iii) any global, national or regional political conditions, including hostilities, political instability, the declaration by any Governmental Entity of a state of emergency or similar proclamation, acts of terrorism (including cyberattacks) or war, (iv) any Effect affecting the global economy, the economy of the United States, or the economy of any other nation in which the Company or any Company Subsidiary conducts business, generally, or the economy of any state, province, region or other locality in which the Company or any Company Subsidiary conducts business, including in each case, trade disputes or the imposition of tariffs, duties or other trade restrictions, (v) any Effect arising from changes in the credit, debt, capital or financial markets (including changes in interest or exchange rates), (vi) any action expressly permitted or required to be taken by Seller, the Company or any Company Subsidiary under the terms of this Agreement, (vii) any Effect that results from or arises out of any action taken or omitted to be taken at the express prior written request of Buyer or with Buyer’s prior written consent, (viii) any Effect arising from the announcement or the execution of this Agreement, or the pendency of the transactions contemplated hereby, including any Effect of the transactions contemplated hereby on relationships with customers, suppliers, Governmental Entities, employees, or other third parties, (ix) any change in Law (for the avoidance of doubt, including tax Laws) or GAAP or any interpretation thereof in the United States or internationally, including any other nation in which the Company or any Company Subsidiary conducts business, (x) any breach by Buyer of its obligations under this Agreement, or (xi) any failure of the Company or any Company Subsidiary to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to such failure may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect unless such facts or occurrences are separately excluded hereunder), unless, in the case of clauses (i), (ii), (iii), (iv), (v) and (ix) above, such changes would reasonably be expected to have a materially disproportionate impact on the financial condition, business or results of operations of the Company and the Company Subsidiaries, taken as a whole, relative to other affected Persons (but taking into account for purposes of determining whether a Material Adverse Effect has occurred only the disproportionate portion of such adverse impact).

“Material Contracts” has the meaning set forth in Section 4.12(a).

“Material Customers” has the meaning set forth in Section 4.22(a).

“Material Suppliers” has the meaning set forth in Section 4.22(b).

“Measurement Time” means 11:59 p.m. local time on the date immediately prior to the Closing Date.

“Net Purchase Price” means (a) the Base Purchase Price, plus (b) the amount of all Estimated Closing Cash and Cash Equivalents of the Company and the Company Subsidiaries as of the Measurement Time, plus (c) the amount, if any, by which the Estimated Closing Working Capital exceeds the Working Capital Target, minus (d) the amount, if any, by which the Working Capital Target exceeds the Estimated Closing Working Capital, minus (e) all Estimated Closing Indebtedness of the Company and the Company Subsidiaries, minus (f) all Estimated Transaction Expenses. The Net Purchase Price shall be determined without duplication of any item included within one or more categories that increase or reduce the Base Purchase Price as set forth herein.

“New Plans” has the meaning set forth in Section 6.8(a).

“Non-Recourse Person” has the meaning set forth in Section 10.17.

“Objection Notice” has the meaning set forth in Section 2.3(b).

“Old Plans” has the meaning set forth in Section 6.8(a).

“Order” means any order, award, decision, injunction, judgment, writ, decree, ruling, subpoena, verdict or arbitration award entered, issued, made or rendered by any Governmental Entity.

“Organizational Documents” has the meaning set forth in Section 4.2.

“Outside Date” has the meaning set forth in Section 9.1(c).

“Parachute Payment Waiver” means, with respect to any Person, a written agreement waiving such Person’s right to receive any “parachute payments” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) solely to the extent required to avoid the imposition of a tax by virtue of the operation of Section 280G of the Code and to accept in substitution therefor the right to receive such payments only if approved by the shareholders of Seller in a manner that complies with Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

“Pension Liability” has the meaning set forth in Section 6.18.

“Permits” has the meaning set forth in Section 4.6(a).

“Permitted Liens” means (a) statutory Liens and landlords’ and mechanics’, carriers’, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business with respect to liabilities that are not yet delinquent or are being contested in good faith in appropriate proceedings; (b) Liens for current Taxes, assessments and other governmental charges that are not yet delinquent and/or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (c) recorded or unrecorded easements, rights-of-way, prescriptive easements, encroachments, servitudes, covenants, conditions, restrictions, licenses, reservations and other charges or encumbrances or defects or imperfections of title of any kind (i) that do not materially impair the use of the property or assets subject thereto for the purposes for which it is currently used or the operation of the business of the Company and the Company Subsidiaries, taken as a whole, as conducted in the ordinary course of business, or (ii) that would be revealed by an investigation of title to the extent and nature that a prudent buyer of real property in the jurisdiction in which the applicable real property is located would carry out; (d) zoning, entitlement, building, environmental and other land-use restrictions that do not materially impair the use of the property subject thereto for the purposes for which it is currently used or the operation of the business of the Company and the Company Subsidiaries, taken as a whole, as conducted in the ordinary course of business; (e) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, (f) Liens that affect the underlying fee interest of any Leased Realty, (g) any set of facts that an accurate up-to-date survey would show; (h) Liens in connection with the Credit Agreement; provided that, such Liens shall be released as of the Closing Date; (i) licenses of, and similar permissions regarding use of, Intellectual Property granted in the ordinary course of business; (j) Liens securing rental payment under lease arrangements; (k) restrictions on transfer arising under applicable securities Laws; and (l) other Liens arising pursuant to liabilities incurred in the ordinary course of business that: (i) do not materially and adversely affect any material assets or properties of the Company and the Company Subsidiaries, taken as a whole, (ii) do not materially and adversely interfere with the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, and (iii) were not incurred in connection with any Indebtedness.

“Person” means an individual, corporation, limited or general partnership, limited liability partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act), or the foreign equivalent of any of the foregoing.

“Personal Data” means any and all information to the extent any such information, alone or in combination with other information, identifies or is associated with an identifiable natural person or household; and (ii) any other information that is classified as “personal data”, “personal information”, “personally identifiable information” or similar term under applicable Laws.

“Plan” means each (a) “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and (b) other benefit and compensation plan, policy, program, practice, arrangement or agreement, including pension, profit sharing, savings, termination, executive compensation, phantom stock, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, insurance, hospitalization, medical, dental, life, employee loan, educational assistance, fringe benefit, deferred compensation, retirement or post-retirement, severance, equity or equity-based, performance incentive and/or bonus plan, contract, policy, program, practice, arrangement or agreement, in each case, that is sponsored, maintained or contributed to by the Company or any Company Subsidiary for any Company Service Provider or to which the Company or any Company Subsidiary has any liability (excluding, in each case, any plan, program or arrangement that is required by statute or sponsored or maintained by a Governmental Entity).

“Premium Cap” has the meaning set forth in Section 6.7.

“Privacy and Security Laws” means all Laws regarding collecting, accessing, using, disclosing, transmitting, securing, sharing, transferring or storing Personal Data, including, without limitation, federal, state or foreign laws or regulations regarding (a) data privacy or information security; (b) data breach notification; (c) trespass, computer crime and other Laws governing unauthorized access to or use of electronic data; and (d) email, telephone, or text message communications. For the avoidance of doubt, Privacy and Security Laws include the General Data Protection Regulation (Regulation (EU) 2016/679) (“GDPR”) and the Clinical Trials Directive (Directive (EU) 2001/20/EC).

“Privacy Policies” has the meaning set forth in Section 4.19(d).

“Regulatory Agencies” has the meaning set forth in Section 4.7(c).

“Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other federal, state or foreign (non-United States) statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (a) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, or (b) protect the national security or the national economy of any nation.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata), in each case, in violation of any applicable Environmental Law.

“Representation and Warranty Insurance Policy” means that certain Buyer-side Representations and Warranties Insurance Policy conditionally bound promptly after the date of this Agreement and issued by Liberty Surplus Insurance Corporation.

“Representatives” means, with respect to any Person, its Affiliates and its and their respective officers, directors, managers, employees, members, equityholders, owners, partners, capital providers, attorneys, investment bankers, accountants, consultants and other agents, advisors and representatives.

“Resolution Period” has the meaning set forth in Section 2.3(b).

“Restricted Cash” means (i) cash that would be included in the line item captioned “Restricted Cash” in the Audited Financial Statements applying the practices, procedures and methodologies used in the preparation of such Audited Financial Statements (the “Investigator Costs”) and (ii) any other cash which is not freely usable by the Company and the Company Subsidiaries because it is subject to restrictions on use or distribution by Law, contract or otherwise  (the “Other Restricted Cash”); provided that, for the avoidance of doubt, Cash subject to restrictions on repatriation only shall not be considered “Restricted Cash”.

“Retained Firm” has the meaning set forth in Section 10.18(a).

“Retention Bonus Amount” means an amount equal to $3,000,000.

“S&D” has meaning set forth in Section 6.9(a).

“Sanctioned Person” means any Person that is the target of Sanctions Laws, including (a) any Person listed in any list of designated Persons maintained by the U.S. Treasury Department’s Office of Foreign Assets Control or other U.S. or non-U.S. Government Entity under Sanctions Laws; (b) any Person organized or resident in a country or territory subject to comprehensive sanctions (currently Iran, Syria, Cuba, North Korea, and the Crimea region of Ukraine) or (c) any Person 50% or more owned or, where relevant under applicable Sanctions Laws, Controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctions Laws” means applicable economic or financial sanctions or trade embargoes imposed, administered, or enforced by relevant government entities, including those administered by the U.S. government through the U.S. Treasury Department’s Office of Foreign Assets Control or the U.S. Department of State, the European Union or its Member States, or Her Majesty’s Treasury of the United Kingdom.

“Section 280G Approval” has the meaning set forth in Section 6.16.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” has the meaning set forth in Section 4.19(g).

“Security Policies” has the meaning set forth in Section 4.19(d).

“Seller” has the meaning set forth in the Preamble.

“Seller Borrower” has the meaning set forth in the definition of Credit Agreement.

“Seller Fundamental Representations” means the representations and warranties set forth in Sections 4.1, 4.3, and 4.4.

“Shares” has the meaning set forth in the Recitals.

“SHCR Representative” has the meaning set forth in Section 6.6.

“Solvent” has the meaning set forth in Section 5.7.

“Special Escrow Account” means the account established by the Escrow Agent pursuant to the Escrow Agreement for satisfaction of any Clindata Obligations pursuant to Section 6.9.

“Special Escrow Amount” means cash in an amount equal to the Aggregate Clindata Payment Obligations, determined in accordance with Section 6.9, to be held by the Escrow Agent in the Special Escrow Account in accordance with the terms of the Escrow Agreement and Section 6.9.

“Sponsor Agreement” has the meaning set forth in the Recitals.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any other Person of which such first Person (either alone or through or together with any other Person pursuant to any agreement, arrangement, contract or other commitment) (a) owns, directly or indirectly, stock or other equity interests entitling the holder thereof to exercise a majority of the voting power for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other entity or (b) acts as the managing member or general partner.

“Synteract” has the meaning set forth in Section 6.9(a).

“Tax Returns” means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, information returns and other documents (including any related supporting information) and any amendments or supplements thereto, required to be filed with respect to Taxes.

“Taxes” means any federal, state, local and foreign income, gross receipts, capital, capital gains, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, profits, windfall profits, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, sales, use, goods and services, ad valorem, transfer, value added, alternative, add-on minimum and any other tax, fee, assessment, levy, impost, tariff, charge or duty in the nature of a tax and any interest, penalty, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Entity.

“Termination Event” has the meaning set forth in Section 6.9(g).

“Transaction Documents” means each other agreement, document, instrument or certificate contemplated by this Agreement to be executed in connection with the consummation of the transactions contemplated hereby, including the Escrow Agreement and the Sponsor Agreement.

“Transaction Expenses” means (i) all fees, costs and expenses of, or payable or subject to reimbursement by, the Company and the Company Subsidiaries that remain unpaid as of immediately prior to the Measurement Time in connection with the negotiation, preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including all costs, fees and disbursements of financial advisors, attorneys, accountants and other advisors and service providers, in each case, to the extent payable or subject to reimbursement by the Company or any Company Subsidiary, (ii) any transaction bonuses, retention payments, or change of control or similar payments (each, a “Transaction Payment”) payable by the Company or a Company Subsidiary to any Company Service Provider solely as a result of the consummation of the Closing (but excluding any payments pursuant to “double-trigger” arrangements resulting in payments and/or benefits provided upon a termination of employment by the Company or its Affiliates on or following the consummation of the Closing), and the employer portion of any employment Taxes that are incurred by the

Company or a Company Subsidiary in connection with the payment of any amounts described in this subclause (ii), or in connection with the payment of any Transaction Payments payable by Seller to a Company Service Provider (including with respect to any equity-based compensatory award), and (iii) the Retention Bonus Amount.

“Unaudited Financial Statements” has the meaning set forth in Section 4.8(a).

“Working Capital” means, without duplication, only those line items set forth in the Sample Closing Working Capital Calculation included in the Working Capital Schedule, in each case, calculated in accordance with the Accounting Principles, which may be a positive or negative number.

“Working Capital Schedule” means the schedule of working capital matters attached hereto as Schedule A.

“Working Capital Target” has the meaning set forth in the Working Capital Schedule.

Article II

PURCHASE AND SALE

2.1Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, all of Seller’s right, title and interest in and to the Shares, free and clear of all Liens (other than restrictions under applicable securities laws).

2.2Consideration Upon the terms and subject to the conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery of the Shares at the Closing, Buyer shall pay to Seller at the Closing an amount in cash equal to the Net Purchase Price minus the Escrow Amount, which Escrow Amount shall be deposited by Buyer into the Escrow Account at the Closing to be held in escrow by the Escrow Agent pursuant to the terms of the Escrow Agreement. The Net Purchase Price shall be subject to adjustment in accordance with Section 2.3 below.

2.3Adjustments to the Net Purchase Price

(a)Closing Date Adjustment. The purpose of the purchase price adjustment set forth in this Section 2.3 is to measure (i) the difference between the Working Capital of the Company and the Company Subsidiaries on a consolidated basis as of the Measurement Time and the Working Capital Target and (ii) any changes in the Cash and Cash Equivalents of the Company and the Company Subsidiaries, the Indebtedness of the Company and the Company Subsidiaries, and the Transaction Expenses from their respective estimated amounts to the final amounts, in each case, as calculated in accordance with the Accounting Principles. Not less than three (3) Business Days prior to the Closing Date, Seller shall deliver, or cause to be delivered, to Buyer a consolidated statement for the Company and the Company Subsidiaries (the “Estimated Closing Statement”), which shall set forth Seller’s good faith estimate of (i) the Cash and Cash Equivalents of the Company and the Company Subsidiaries on a consolidated basis as of the

Measurement Time (the “Estimated Closing Cash and Cash Equivalents”), (ii) the Indebtedness of the Company and the Company Subsidiaries on a consolidated basis as of the Measurement Time (the “Estimated Closing Indebtedness”), (iii) the Transaction Expenses that remain unpaid as of the Measurement Time (the “Estimated Transaction Expenses”), and (iv) the Working Capital of the Company and the Company Subsidiaries on a consolidated basis as of the Measurement Time (the “Estimated Closing Working Capital”), together with reasonable supporting documentation for such estimates. The Estimated Closing Statement shall be prepared in a manner consistent with the Accounting Principles. The Estimated Closing Statement shall be conclusive for purposes of the calculation of the Net Purchase Price payable at the Closing, but shall be subject to adjustment after the Closing pursuant to this Section 2.3. Buyer shall have the right to review and comment on the Estimated Closing Statement and Seller shall in good faith consider any comments made by Buyer with respect to the Estimated Closing Statement; provided that if the parties cannot mutually agree upon any proposed revisions to the Estimated Closing Statement, then, without limiting any other rights or remedies the Buyer may have, the estimates set forth in the Estimated Closing Statement as prepared by Seller in good faith shall be the estimates for purposes of calculating the Net Purchase Price.

(b)Post-Closing Determination. Within sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Seller a consolidated statement for the Company and the Company Subsidiaries as of the Measurement Time (the “Closing Statement”), which shall include the Cash and Cash Equivalents of the Company and the Company Subsidiaries on a consolidated basis as of the Measurement Time, the Indebtedness of the Company and the Company Subsidiaries on a consolidated basis as of the Measurement Time, the Transaction Expenses that remain unpaid as of the Measurement Time, and the Working Capital of the Company and the Company Subsidiaries on a consolidated basis as of the Measurement Time. The Closing Statement shall be prepared in a manner consistent with the Accounting Principles. Buyer shall promptly make available to Seller all relevant records and work papers that are subject to customary release letters used in preparing the Closing Statement and the computation of Cash and Cash Equivalents, Indebtedness, Transaction Expenses and Working Capital of the Company and the Company Subsidiaries on a consolidated basis as of the Measurement Time. If Seller disagrees with the computation of the Cash and Cash Equivalents, Indebtedness, Transaction Expenses or Working Capital of the Company and the Company Subsidiaries on a consolidated basis as of the Measurement Time as calculated by Buyer or any other items reflected on the Closing Statement, Seller may, within thirty (30) days after receipt of the Closing Statement, deliver a notice (an “Objection Notice”) to Buyer setting forth in reasonable detail the objections Seller has, including the nature, amount and basis of each item of disagreement, and Seller’s calculation of the Cash and Cash Equivalents, the Indebtedness, the Transaction Expenses and the Working Capital of the Company and the Company Subsidiaries on a consolidated basis as of the Measurement Time. If Seller does not deliver an Objection Notice within such period of thirty (30) days, then Buyer’s calculations of the Cash and Cash Equivalents, Indebtedness, Transaction Expenses and Working Capital of the Company and the Company Subsidiaries on a consolidated basis as of Closing shall be deemed to be the Actual Closing Cash and Cash Equivalents, the Actual Closing Indebtedness, the Actual Transaction Expenses and the Actual Closing Working Capital (each, as defined below). If Seller timely delivers an Objection Notice to Buyer, then Buyer and Seller shall use commercially reasonable efforts to resolve any disagreement as to the computation of the Cash and Cash Equivalents, Indebtedness, Transaction Expenses and Working Capital of the Company and the Company

Subsidiaries on a consolidated basis as of the Measurement Time, in each case, as soon as practicable, but if they cannot reach a final resolution within thirty (30) days after Buyer has received the Objection Notice (the “Resolution Period”), Buyer and Seller shall jointly retain KPMG LLP or, if KPMG LLP is unwilling or unable to serve or if otherwise agreed by Buyer and Seller, another accounting firm of comparable stature reasonably acceptable to both Buyer and Seller; provided that, if the parties hereto are unable to agree on a replacement accounting firm within ten (10) days following the expiration of the Resolution Period, either party may request for the president of the American Arbitration Association to appoint a senior partner in a nationally recognized accounting firm to serve as the Accounting Firm (the accounting firm as so selected in accordance with the foregoing, the “Accounting Firm”); provided, further, that to the extent that the aggregate adjustment to the Net Purchase Price as set forth in the Closing Statement is not subject to a dispute set forth in the Objection Notice, then payment of such undisputed adjustment amount shall be made within five (5) Business Days after the delivery of the Objection Notice. Buyer and Seller shall direct the Accounting Firm to render a determination within thirty (30) days after its retention and Buyer, Seller and their respective agents shall cooperate with the Accounting Firm during its engagement. The Accounting Firm shall consider only those items and amounts set forth in the Objection Notice that Buyer and Seller are unable to resolve. In resolving any disputed item, the Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. In rendering its determination, the Accounting Firm shall act as an expert and not as an arbitrator. The Accounting Firm’s determination shall be based solely on written submission made by Buyer and Seller (and not independent review) and the terms and provisions of this Agreement and prepared in a manner consistent with the Accounting Principles. The determination of the Cash and Cash Equivalents, the Indebtedness, the Transaction Expenses and the Working Capital of the Company and the Company Subsidiaries on a consolidated basis as of the Measurement Time by the Accounting Firm shall, in each case, be conclusive and binding upon Buyer and Seller. Buyer and Seller shall bear the costs and expenses of the Accounting Firm based on the portion that the contested amount not awarded to each party compares to the amount actually contested by or on behalf of such party, expressed as a percentage. The Cash and Cash Equivalents of the Company and the Company Subsidiaries on a consolidated basis as of the Measurement Time, as finally determined pursuant to this Section 2.3(b), are referred to herein as the “Actual Closing Cash and Cash Equivalents.” The Indebtedness of the Company and the Company Subsidiaries on a consolidated basis as of the Measurement Time, as finally determined pursuant to this Section 2.3(b), is referred to herein as the “Actual Closing Indebtedness.” The Transaction Expenses that remain unpaid as of the Measurement Time, as finally determined pursuant to this Section 2.3(b), are referred to herein as the “Actual Transaction Expenses.” The Working Capital of the Company and the Company Subsidiaries on a consolidated basis as of the Measurement Time, as finally determined pursuant to this Section 2.3(b), is referred to herein as the “Actual Closing Working Capital.” The process set forth in this Section 2.3(b) shall be the exclusive remedy of Buyer and Seller for any disputes regarding the purchase price adjustment related to items reflected on the Closing Statement or covered by the calculation of the Transaction Expenses and the Cash and Cash Equivalents, Indebtedness and Working Capital of the Company and the Company Subsidiaries on a consolidated basis as of the Measurement Time.

(c)Payment from Adjustments.

(i)Payment of Excess Amount. If (A) the Actual Closing Working Capital plus the Actual Closing Cash and Cash Equivalents minus the sum of the Actual Closing Indebtedness and the Actual Transaction Expenses exceeds (including, if such amount is a less negative number) (B) the Estimated Closing Working Capital plus the Estimated Closing Cash and Cash Equivalents minus the sum of the Estimated Closing Indebtedness and the Estimated Transaction Expenses (the amount of such excess being the “Excess Amount”), then the Net Purchase Price shall be increased by such Excess Amount, and within five (5) Business Days after the determination thereof, (x) Buyer shall pay, by wire transfer of immediately available funds to one or more accounts designated by Seller, an amount equal to such Excess Amount and (y) Buyer and Seller shall provide a joint written instruction to the Escrow Agent to deliver, by wire transfer of immediately available funds to one or more accounts designated by Seller, the Adjustment Escrow Amount.

(ii)Payment of Deficit Amount. If (A) the Actual Closing Working Capital plus the Actual Closing Cash and Cash Equivalents minus the sum of the Actual Closing Indebtedness and the Actual Transaction Expenses is less than (including, if such amount is a larger negative number) (B) the Estimated Closing Working Capital plus the Estimated Closing Cash and Cash Equivalents minus the sum of the Estimated Closing Indebtedness and the Estimated Transaction Expenses (the amount of such deficit being the “Deficit Amount”), then the Net Purchase Price shall be decreased by the lesser of (x) such Deficit Amount and (y) the Escrow Amount (such lesser amount, the “Deficit Payment”), and within five (5) Business Days after the determination thereof, Buyer and Seller shall provide a joint written instruction to the Escrow Agent to deliver from the Adjustment Escrow Account and, if applicable, the Special Escrow Account, to Buyer, by wire transfer of immediately available funds to an account designated in writing by Buyer, an amount equal to such Deficit Payment. In the event the Deficit Payment is in excess of the Adjustment Escrow Amount, Buyer may elect to recover such excess from the Special Escrow Account. In the event any amounts remain in the Adjustment Escrow Account after payment of the Deficit Payment, Buyer and Seller shall provide a joint written instruction to the Escrow Agent to deliver such amounts, by wire transfer of immediately available funds to one or more accounts designated by Seller, at the same time as payment of the Deficit Payment is made to Buyer.

For the avoidance of doubt, Buyer agrees that recovery from the Adjustment Escrow Account and the Special Escrow Account shall be the sole and exclusive remedy available to Buyer or any of its Affiliates against Seller, any of its Affiliates or any of their respective directors, officers, employees, agents or representatives arising out of or relating to any Deficit Amount and neither Buyer nor any of its Affiliates shall have any claim against Seller, any of its Affiliates or any of their respective directors, officers, employees, agents or representatives in respect thereof. Any such amounts shall be treated by the parties hereto as an adjustment to the Net Purchase Price, unless otherwise required by Law.

Article III

CLOSING

3.1Closing The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York or by an electronic exchange of documents, in each case, at 10:00 a.m. (local time), on the third (3rd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions precedent set forth in Article VIII (except for those conditions that can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions), or at such other time and place as the parties hereto may mutually agree. The date on which the Closing occurs is called the “Closing Date.” Notwithstanding the foregoing, the parties hereto intend that the Closing shall be deemed to be effective, and the transactions contemplated by this Agreement shall be deemed to occur simultaneously, at 12:01 a.m., United States Eastern Time, on the Closing Date (the “Effective Time”).

3.2Deliveries by Seller to Buyer Prior to or at the Closing, Seller shall deliver or cause to be delivered to Buyer the following:

(a)a certificate or certificates evidencing the Shares, properly endorsed by Seller to Buyer, or an instrument of assignment of such Shares, duly executed by Seller, as may be necessary to transfer to Buyer ownership of the Shares, free and clear of any and all Liens (other than restrictions under applicable securities laws);

(b)the Escrow Agreement, duly executed by Seller;

(c)a duly executed IRS Form W-9 of Seller;

(d)the officer’s certificate of Seller referred to in Section 8.2(d); and

(e)evidence reasonably satisfactory to Buyer that the  280G Vote has occurred, to the extent applicable.

3.3Deliveries by Buyer to Seller. Prior to or at the Closing, Buyer shall deliver or cause to be delivered to Seller the following:

(a)by wire transfer of immediately available funds to one or more bank accounts designated in writing by Seller at least two (2) Business Days prior to the Closing Date, cash in an aggregate amount equal to the Net Purchase Price minus the Adjustment Escrow Amount;

(b)the Escrow Agreement, duly executed by Buyer and the Escrow Agent; and

(c)the officer’s certificate of Buyer referred to in Section 8.3(c).

3.4Delivery by Buyer to Escrow Agent. At the Closing, Buyer shall deliver or cause to be delivered, by wire transfer of immediately available funds to the Escrow Account in accordance with the Escrow Agreement, cash in an aggregate amount equal to the Escrow Amount.

3.5Payoff Letters. Prior to the Closing Date, Seller shall (i) deliver (or cause to be delivered) notices of the payoff, prepayment, discharge and termination of any outstanding Indebtedness or obligations of the Seller Borrower pursuant to and in accordance with the Credit Agreement (the amount outstanding under the Credit Agreement, together with any fees, costs and charges payable under the Credit Agreement, the “Existing Indebtedness Payoff Amount”) and (ii) obtain customary payoff letters or other similar evidence with respect to the Credit Agreement at least two (2) Business Days prior to the Closing Date (but shall be subject to customary conditions). Buyer shall (x) irrevocably pay off, or cause to be paid off, at or prior to the Effective Time the Existing Indebtedness Payoff Amount and (y) use its commercially reasonable efforts to provide all customary cooperation as may be reasonably requested by Seller to assist Seller in connection with its obligation under this Section 3.5.

3.6Payment of Transaction Expenses. At the Closing, Buyer shall deliver or cause to be delivered, on behalf of the Company and the Company Subsidiaries, payment of the amounts owed to the payees of all Transaction Expenses as listed in the Estimated Closing Statement delivered to Buyer pursuant to Section 2.3(a); provided, in the case of Transaction Expenses contemplated by clause (ii) of the definition of Transaction Expenses, Buyer shall deliver such payment to the Company for distribution to the recipients thereof via the next normal payroll cycle of the Company or any of its Subsidiaries, as applicable.

3.7Simultaneity. Except as otherwise contained in this Agreement, all actions to be taken at the Closing shall be deemed, to the extent feasible, to have taken place simultaneously, unless explicitly stated otherwise. Any action, the taking of which is a necessary condition to the taking of any other action, shall be taken subject to the commission of all other actions to be taken at the Closing.

3.8Withholding. Buyer shall be entitled to deduct and withhold or cause to be deducted and withheld any amounts with respect to Taxes under any Law from the consideration otherwise payable to Seller pursuant to this Agreement; provided that, Buyer shall provide notice to Seller of Buyer’s intention to withhold in respect of any payment (other than any withholding (i) required as a result of a failure by Seller to timely deliver the IRS Form W-9 contemplated by Section 3.2 or (ii) in respect of any amounts that are properly characterized as compensation for applicable Tax purposes), together with the basis for such withholding, at least five (5) Business Days prior to any such withholding (unless a change in Law prevents Buyer from providing such advance notice, in which case Buyer shall use commercially reasonable efforts to provide notice as soon as possible following Buyer becoming aware of such change in Law) and Buyer shall reasonably cooperate with Seller and the Company to minimize or eliminate such withholding. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to Seller.

Article IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Letter, Seller hereby represents and warrants to Buyer as of the date hereof and as of the Closing as follows:

4.1Organization and Qualification. Seller, the Company and each Company Subsidiary is duly incorporated or organized, validly existing and in good standing (to the extent such concept is recognized under applicable Laws) under the laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other applicable entity power and authority to own, lease and operate its properties and assets and to carry on its business in all material respects as now being conducted. Each of the Company and the Company Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, lease or operation of its properties or assets makes such license or qualification necessary, other than where the failure to be so duly licensed or qualified would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect. Section 4.1 of the Disclosure Letter sets forth a list of each Company Subsidiary. Other than capital stock or other equity interests of the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or other equity interests in or of any Person.

4.2Organizational Documents. Copies of the certificate of incorporation, the bylaws or similar organizational documents (collectively, the “Organizational Documents”), in each case, as amended or restated to date, of the Company and each Company Subsidiary have been furnished or made available to Buyer. Neither the Company nor any Company Subsidiary is in violation in any material respect of any provision of its Organizational Documents.

4.3Capitalization.

(a)The authorized capital stock of the Company consists of 1,000 Shares, of which as of the date of this Agreement 100 Shares are issued and outstanding and owned beneficially and of record by Seller, free and clear of any and all Liens other than Permitted Liens. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable and are free of preemptive rights.

(b)Section 4.3(b) of the Disclosure Letter sets forth with respect to each Company Subsidiary its jurisdiction of incorporation or organization; its authorized, issued and outstanding capital stock or other equity interests; and the percentage of such capital stock or other equity interests owned by the Company and any Company Subsidiary and the identity of such owner. Each issued and outstanding share of capital stock or other equity interest of each Company Subsidiary has been duly authorized and validly issued, is fully paid and nonassessable to the extent such concepts are applicable with respect to such equity interests and is free of preemptive rights. All such shares of capital stock or other equity interests of each Company Subsidiary that are owned by the Company or any Company Subsidiary are owned free and clear of any and all Liens other than Permitted Liens.

(c)Except as described on Section 4.3(a) or Section 4.3(b) of the Disclosure Letter, there are no (i) capital stock, equity interests, or securities convertible into or exercisable for capital stock or equity interests or phantom stock or similar interests of the Company or any Company Subsidiary; (ii) options, warrants or other rights (including registration rights), agreements, arrangements or commitments to which the Company or any Company Subsidiary is a party relating to the issued or unissued capital stock or other equity interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to grant, issue or sell any shares of the capital stock or other equity interests of the Company or any Company Subsidiary or subjecting any such share of capital stock or other equity interest to any right of first refusal, right of first offer, tag-along right, drag-along right or similar right; (iii) obligations, contingent or otherwise, of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of the Company or any Company Subsidiary; or (iv) voting trusts, proxies or other agreements or understandings to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound with respect to the voting of any shares of capital stock or other equity interests of the Company or any Company Subsidiary. There are no restrictions of any kind on the transfer of the Shares, other than restrictions under applicable securities Laws.

(d)The Seller owns beneficially and of record, free and clear of any Liens, and has full power and authority to convey to Buyer free and clear of any Liens, the Shares. Other than the Shares, the Seller holds no other capital stock or other equity securities of the Company.  The Shares are not subject to any Contract restricting or relating to the voting, transfer or disposition of such Shares to which the Seller is a party or otherwise to the Knowledge of Seller. At the Closing, Buyer will own beneficially and of record, all of the capital stock or other equity interests of the Company free and clear of all Liens, other restrictions under applicable securities Laws.

4.4Authority; Enforceability. Seller has all requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party,  and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and the Transaction Documents has been duly authorized by all necessary limited liability company action on the part of Seller, including Seller’s board of directors, and no other action or limited liability company proceeding on the part of Seller will be necessary to authorize this Agreement and the Transaction Documents or to consummate the transactions contemplated hereby or thereby. This Agreement and the Transaction Documents to which Seller is a party has been duly executed and delivered by Seller and assuming due and valid authorization, execution and delivery hereof by Buyer, constitutes the valid and binding obligation of Seller enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

4.5No Conflict; Required Filings and Consents.

(a)The execution and delivery by Seller of this Agreement and the Transaction Documents does not, and the performance by Seller of its obligations under this Agreement and thereunder will not, (i)  conflict with or violate the Organizational Documents of

Seller, the Company or any Company Subsidiary, (ii) in any material respect conflict with or violate any Laws applicable to Seller, the Company or any Company Subsidiary or by or to which any of their respective properties or assets is bound or subject, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would constitute a material default), under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, any Material Contract or result in the creation of a material Lien on, any of the properties or assets of Seller, the Company or any Company Subsidiary.

(b)The execution, delivery and performance by Seller of this Agreement and the Transaction Documents to which Seller is a party will not require Seller, the Company or any Company Subsidiary to obtain any material consent, approval, authorization or permit of, or to make any filing with or notification to (“Consent”), any Governmental Entity or any third party, except for (i) applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and other Regulatory Laws; and (ii) as may be necessary as a result of any fact or circumstance relating solely to Buyer (including, without limitation, its sources of financing).

4.6Permits; Compliance.

(a)The Company and each Company Subsidiary is in possession of all material franchises, grants, authorizations, licenses, registrations, qualifications, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and assets and to carry on its business in all material respects as currently conducted (collectively, the “Permits”).  All such Permits are in full force and effect and the Company and each applicable Company Subsidiary has complied in all material respects with the terms and conditions of such Permits. There is no material Action pending or, to the Knowledge of Seller, threatened regarding the suspension, termination or cancellation of any such Permits. None of the Permits will lapse, terminate or expire as a result of the transactions contemplated hereby.

(b)The Company and the Company Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with all Laws applicable to the Company or any Company Subsidiary. Since January 1, 2019, neither the Company nor any of the Company Subsidiaries has received any written communication from a Governmental Entity alleging that the Company or any of the Company Subsidiaries is not in compliance with any applicable Law.

4.7Regulatory Matters.

(a)Neither the Company, any Company Subsidiary, nor, to the Knowledge of Seller, any officer, director,  employees or agent, with respect to the Company’s or any Company Subsidiary’s business operations, is in violation of any Health Care Laws, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.  For purposes of this Agreement, “Health Care Laws” means: the Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder; the Public Health Services Act (42 U.S.C. 201 et seq.);  all federal, state, local and all foreign health care related fraud and abuse laws, including, without limitation, the U.S. Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the U.S. Stark Law (42 U.S.C. Section 1395nn), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes;  all federal, state, local and all foreign criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. Sections 286 and 287; quality, safety and accreditation standards and requirements of any applicable federal, state, local or foreign laws; and, any and all other applicable health care laws, regulations, manual provisions, policies, administrative guidance and contractual agreements as to which compliance is mandated by applicable Health Care Laws.

(b)Neither the Company, any Company Subsidiary, nor, to the Knowledge of Seller, any employee, officer, director or agent  has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research, and, to the Knowledge of Seller, neither the Company nor any Company Subsidiary is subject to an inquiry, investigation or, proceeding that would reasonably be expected to subject the Company, any Company Subsidiary, or any of their respective employees, officers, or directors to exclusion, suspension or debarment from such participation.

(c)The clinical trials that are conducted as the Company’s business are, and since January 1, 2018, have been conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such clinical trials and the Company and the Company Subsidiaries have made all such material filings and obtained all such material approvals as may be required by the Food and Drug Administration of the U.S. Department of Health and Human Services (the “FDA”) or from any other U.S. or foreign government or drug or medical device regulatory agency, or health care facility Institutional Review Board (collectively, the “Regulatory Agencies”).  Since January 1, 2018, the Company has not received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Regulatory Agency alleging that any clinical trial conducted by the Company or any Company Subsidiary is in material violation of any Health Care Law or approval and, to the Knowledge of Seller, no such Regulatory Agency is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding. Since January 1, 2018, the Company has not received written notice that any Regulatory Agency has taken, is taking or intends to take action to limit, suspend, modify or revoke any material approvals and, to the Knowledge of Seller, no Regulatory Agency is considering such action.

(d)To the Knowledge of Seller, there is no material false information or material omission since January 1, 2018 in any application, submission, statement or response by the Company to a Governmental Entity.  The Company has received no notice since January 1, 2018 of any investigation or review by any Regulatory Agency.

(e)The Company has not received any warning letter from the FDA or any other Regulatory Agency since January 1, 2018 and to the Knowledge of Seller, there is no information reasonably suggesting that the Company is at risk of receiving a warning letter from the FDA or any other Regulatory Agency.

4.8Financial Statements; Undisclosed Liabilities.

(a)Seller has previously furnished or made available to Buyer: (i) the audited consolidated balance sheets of the Company as of December 31, 2019, and December 31, 2018, and the related audited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended (collectively, the “Audited Financial Statements”), and (ii) the unaudited interim consolidated balance sheet of the Company as of June 30, 2020 (the “Base Balance Sheet”), and the related unaudited interim consolidated statements of operations and comprehensive loss for the period then ended (collectively, with the Base Balance Sheet, the “Unaudited Financial Statements” and, collectively with the Audited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared based upon the information contained in the books and records of Seller, the Company and the Company Subsidiaries, have been properly prepared in accordance with GAAP, consistently applied over the periods presented and present fairly, in all material respects, the financial position of the Company and the Company Subsidiaries as of such dates and results of their operations for the periods then ended, subject, in the case of the Unaudited Financial Statements, to (x) the absence of footnote disclosures and other presentation items, which if presented would not differ materially from those presented in the Audited Financial Statement and (y) changes resulting from normal year-end adjustments in a manner consistent with past practice (which are, individually and in the aggregate immaterial).

(b)Neither the Company nor any Company Subsidiary has any material liabilities of any kind that would have been required to be reflected on or reserved on the Base Balance Sheet in accordance with GAAP consistently applied over the period presented, that were not so reflected or reserved against, other than (i) liabilities incurred in the ordinary course of business after the date of the Base Balance Sheet (none of which are for breach of contract, violation of Law, or related to any Action), (ii) liabilities incurred in connection with the transactions contemplated hereby, and (iii) liabilities disclosed in Section 4.8(b) of the Disclosure Letter.

(c)All Accounts Receivable reflected on the Financial Statements, as of the respective dates thereof, and all Accounts Receivable arising subsequent to the date of the Base Balance Sheet have been determined in accordance with GAAP and represent, as of the respective dates thereof, valid Accounts Receivable arising from bona fide, arms’ length sales actually made or services actually performed, in each case, in the ordinary course of business consistent with past practice and have been collected or are collectible in the ordinary course of business of the Company and the Company Subsidiaries in the aggregate recorded amounts thereof and not subject to any setoffs or counterclaims, and do not reflect any changes from the Base Balance Sheet in discounts, rebates or other benefits offered to customers, in each case subject to reserves with respect thereto and otherwise as would not be material to the Company and the Company Subsidiaries in the aggregate. Since the date of the Base Balance Sheet, neither the Company nor any Company Subsidiary has canceled, or agreed to cancel, in whole or in part, any Accounts Receivable except in the ordinary course of business consistent with past practice.

4.9Conduct of the Business; No Material Adverse Effect. Since the date of the Base Balance Sheet and prior to the date hereof, (a) except in connection with the transactions contemplated hereby, each of the Company and the Company Subsidiaries has conducted its business in the ordinary course of business consistent with past practice, (b) there has not been any Effect that would, individually or in the aggregate, have a Material Adverse Effect, and (c) neither the Company nor any Company Subsidiary has taken any action which, if taken after the date hereof, would require the consent of Buyer under Sections 6.2(c), (d), (e), (f), (g), (h), (i), (k), (o), (p) or (q).

4.10Absence of Litigation.

(a)(i) There is no material claim, action, suit, proceeding, litigation, or, to the Knowledge of Seller, investigation or inquiry of any kind, at Law or in equity (including actions or proceedings seeking injunctive relief), by or before any Governmental Entity or by or on behalf of any third party (“Litigation”) pending or, to the Knowledge of Seller, threatened against the Company or any Company Subsidiary, and (ii) neither the Company nor any Company Subsidiary is a party or subject to or in default under any material Order of any Governmental Entity. Since January 1, 2019, there has been no Action against the Company or any Company Subsidiary or any of their respective assets or properties or officers, directors or employees in their capacity as an officer, director or employee, respectively, involving any settlement or resolution amounts in excess of $100,000.

(b)There is no Litigation pending or, to the Knowledge of Seller, threatened against Seller that, if adversely determined, (i) would prevent or materially restrict, impede or delay the performance by Seller of its obligations under this Agreement or (ii) would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Seller to perform its obligations under this Agreement.

4.11Employee Benefit Plans; ERISA.

(a)Section 4.11(a) of the Disclosure Letter sets forth a true and complete list of each material Plan. No Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.  No Company Service Provider participates in or receives (or is eligible to receive) any compensation or benefits from any plan, program, arrangement or agreement maintained, adopted, entered into or contributed to by Seller or any Affiliate of Seller that is not the Company or a Company Subsidiary.

(b)With respect to each Plan, Seller has provided or made available to Buyer copies of each of the following documents: (i) a copy of the Plan (including all amendments thereto); (ii) a copy of the most recent annual report, if required under ERISA or the Code; (iii) if the Plan is funded through a trust or any third-party funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto); (iv) the most recent actuarial reports to the extent applicable; (v) the most recent determination letter received from the IRS with respect to each Plan to the extent applicable; and (vi) all material records, notices and filings concerning IRS or U.S. Department of Labor audits or investigations with respect to such Plan.

(c)No Plan is and, none of the Company, any Company Subsidiary nor any of their respective ERISA Affiliates sponsors, maintains, contributes to, is a party to, or is required or obligated to contribute to, or otherwise has had any obligation or liability in connection with

(whether fixed or contingent), any (i) employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (within the meaning of Sections 3(37) and 4001(a)(3) of ERISA), (iii) a multiple employer plan (within the meaning of Section 413 of the Code) or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). Each Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification or is a prototype plan to whose sponsor a favorable opinion letter has been issued by the IRS and, to the Knowledge of Seller, no event has occurred that would reasonably be expected to result in disqualification of such Plan.

(d)Each Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including, but not limited to, ERISA, the Code and other applicable Laws. There are no pending or, to the Knowledge of Seller, threatened in writing, material claims by or on behalf of any of the Plans, by any employee or beneficiary covered under any such Plan or otherwise involving any such Plan.  No Plan, and none of the Company, any Company Subsidiary or any Plan fiduciary with respect to any Plan, in any case, is the subject of an audit or investigation by any Governmental Entity, nor, to the Knowledge of Seller, is any such audit or investigation pending or, to the Knowledge of Seller, threatened.

(e)With respect to each Plan, since January 1, 2019, (i) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of such Plan have occurred, and (ii) no Lien has been imposed under the any applicable Law.  Since January 1, 2019, there has not been any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan that would reasonably result in liability to the Company or any Company Subsidiary. None of the Company or any Company Subsidiary has made any filing in respect of any Plan under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program.

(f)All payments, benefits, contributions (including all employer contributions and employee salary reduction contributions) and premiums related to each Plan have been timely paid or made in full or, to the extent not yet due, properly accrued on the date of the Base Balance Sheet in accordance with the terms of the Plan and all applicable Laws.

(g)Except as required by applicable Law, no Plan provides material benefits, including death or medical benefits (whether or not insured), with respect to current or former employees of the Company or any Company Subsidiary beyond their retirement or other termination of service.

(h)Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with any other event, (i) entitle any Company Service Provider to severance pay, unemployment compensation or any other compensatory payment, (ii) accelerate the time of payment, funding or vesting, or increase the amount of or otherwise enhance any benefit due to any Company Service Provider, (iii) increase any compensation or benefits under any Plan, (iv) result in the forgiveness of any indebtedness of any current or former director, officer or employee of the Company or any Company Subsidiary or (v) result in any payment or benefit by the Company or any Company Subsidiary to any Company Service Provider that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(i)Each of the Company, the Company Subsidiaries and each of their respective ERISA Affiliates are in compliance in all material respects with (i) the applicable requirements of Section 4980B of the Code and any similar state law, (ii) the applicable requirements of HIPAA and the regulations (including the proposed regulations) thereunder and (iii) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended.

4.12Contracts.

(a)Section 4.12(a) of the Disclosure Letter sets forth a list of the following contracts (other than Plans) to which the Company or any Company Subsidiary is a party, or by which any of their properties or assets are bound, as of the date of this Agreement (“Material Contracts”):

(i)each master contract (excluding work orders, purchase orders, change orders and similar documentation) directly related to the Company’s obligations to perform a clinical trial on behalf of a sponsor which is still in effect and which contains ongoing obligations with any Material Customer;

(ii)any collective bargaining agreement or other contract with any labor union, labor organization or works council;

(iii)any contract entered into within the past thirty six (36) months relating to the acquisition by the Company or any Company Subsidiary of any other material business or Person, whether by merger, consolidation or other business combination or by the acquisition of the equity securities, or a material portion of the assets of, such business or Person, in each case, that contains material obligations that are still in effect or for consideration in excess of $1,000,000, other than any such contract for the purchase of products in the ordinary course of business;

(iv)any contract entered into within the past thirty six (36) months providing for the sale, transfer or other disposition of any equity securities of the Company or any Company Subsidiary or any material assets of the Company or any Company Subsidiary, in each case, that contains material obligations that are still in effect or for consideration in excess of $1,000,000, other than any such contract for the sale of the Company’s or applicable Company Subsidiary’s products in the ordinary course of businesses;

(v)any contract under which the Company or any Company Subsidiary has incurred Indebtedness or any guarantee of any Indebtedness of any other Person;

(vi)any joint venture, product development, research and development or limited partnership agreement involving a sharing of profits, losses, costs or liabilities by the Company or any Company Subsidiary with any other Person;

(vii)any contract entered into since January 1, 2019 in the nature of a settlement agreement arising out of any actual or threatened Action asserted by any Person (including, without limitation, any Governmental Entity) providing for aggregate unsatisfied payment obligations in excess of $100,000 or other material non-monetary obligations that have not been satisfied;

(viii)any contract that (A) limits or purports to limit, in any material respect, the ability of the Company or any Company Subsidiary to compete in any line of business currently conducted by the Company or any Company Subsidiary in any geographical area or during any period of time, (B) provides for “most favored nations” terms or (C) establishes an exclusive sale or purchase obligation with respect to any product or service or any geographic location;

(ix)any contract pursuant to which (A) the Company or any Company Subsidiary is granted a license or similar grant of rights to Intellectual Property or (B) the Company or any Company Subsidiary grants to any Person a license or similar rights to Intellectual Property owned by the Company or any Company Subsidiary, in each case that is material to the Company and the Company Subsidiaries, taken as a whole, other than (1) licenses for generally commercially available un-customized software or other technology with aggregate annual license or other fees of less than $100,000, (2) agreements with customers of the Company or any Company Subsidiary to procure the Company’s or any Company Subsidiary’s products and services  in the ordinary course of business, and (3) for clarity, nondisclosure agreements, employee invention assignment and confidentiality agreements;

(x)any Contract for capital expenditures involving individual or aggregate payments or consideration of more than $150,000 under which there are material outstanding obligations;

(xi)any Contract under which the Company or any Company Subsidiary has material outstanding indemnification obligations to any Person, other than those entered into in the ordinary course of business consistent with past practice; and

(xii)each master contract (excluding work orders, purchase orders, change orders and similar documentation) with any Material Supplier, other than those that can be terminated without material penalty by the Company or such Company Subsidiary upon ninety (90) days’ notice or less.

(b)Copies of all written Material Contracts have been furnished or made available to Buyer, except for any such Material Contracts that are deemed by Seller to be competitively sensitive. (i) Neither the Company nor any Company Subsidiary or, to the Knowledge of Seller, any other party thereto is in material breach of or material default under any Material Contract and, to the Knowledge of Seller, no event has occurred that, with the passage of time or the giving of notice or both, would constitute such a material breach or material default; (ii) neither the Company nor any Company Subsidiary has received a written notice of material breach or material default or any event that with notice or lapse of time, or both, would constitute a material breach or material default by either the Company or a Company

Subsidiary of any Material Contract; and (iii) each of the Material Contracts constitutes the valid and binding obligation of the Company or a Company Subsidiary, as applicable, and, to the Knowledge of Seller, each other party thereto, enforceable against the Company or a Company Subsidiary, as applicable, and, to the Knowledge of Seller, each other party thereto in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ right generally and by general equitable principles.

4.13Taxes.

(a)The Company and each Company Subsidiary has (i) duly filed or caused to be filed with the appropriate Governmental Entity all material Tax Returns required to be filed by it, taking into account any authorized extensions, and all such Tax Returns are true, correct and complete in all material respects, and (ii) paid all material Taxes required to be paid to any Governmental Entity.

(b)No material deficiencies or adjustments for Taxes have been proposed in writing or claimed, asserted or assessed against either the Company or any Company Subsidiary by any Governmental Entity that have not been fully paid, finally settled or for which adequate reserves have been made in accordance with GAAP.

(c)There are no audits, suits, or other proceedings, ongoing or pending, or threatened or proposed, with respect to any Taxes of the Company or the Company Subsidiaries.

(d)There are no Liens for Taxes against any assets of the Company or the Company Subsidiaries, other than Permitted Liens.

(e)There are no outstanding waivers, extensions or comparable consents in effect regarding the application of the statutory period of limitations for the assessment of Tax with respect to any material Taxes or material Tax Returns of the Company or any Company Subsidiary.

(f)No claim or notice has been received from a Governmental Entity in a jurisdiction where the Company or a Company Subsidiary does not file a Tax Return asserting that the Company or such Company Subsidiary may be subject to taxation in such jurisdiction with respect to Taxes that are the subject of such Tax Return.

(g)Neither the Company nor any of the Company Subsidiaries has participated within the past two (2) years in a transaction that was intended to qualify under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(h)Neither the Company nor any Company Subsidiary has any material liability for Taxes of any Person (other than the Company or another Company Subsidiary, as applicable) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Law applicable to the Company or any Company Subsidiary, or as a transferee or successor.

(i)Neither the Company nor any Company Subsidiary is a party to, is bound by, or has any obligation under, any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement, or similar agreement (excluding commercial agreements entered into with one or more unrelated third parties in the course of business, the principal purposes of which are not related to Taxes).

(j)Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning on or after the Closing Date as a result of (i) a change in accounting method made prior to Closing, (ii) an installment sale or open transaction disposition made prior to the Closing, (iii) the long-term contract method of accounting, (iv) a written agreement with a taxing authority, (v) the use of an improper method of accounting for any taxable period (or portion thereof) ending on prior to the Closing Date, (vi) any advanced or prepaid amount received, or deferred revenue accrued, prior to the Closing, or (vii) an intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any similar provision of state, provincial, local or non-U.S. Law).

(k)Neither the Company nor any of the Company Subsidiaries conducts a trade or business, has a permanent establishment, operates or conducts business through any branch, or is otherwise subject to income taxation on a net basis in a country other than the country of its formation.

(l)No Company Subsidiary that is formed under the Laws of a jurisdiction outside the United States holds any material “United States property” for the purpose of Section 956 of the Code.

(m)No Company Subsidiary has made any entity classification election pursuant to Treasury Regulations Section 301.7701-3.

(n)Neither the Company nor any Company Subsidiary has participated in any transaction that is or is substantially similar to a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

(o)Neither the Company nor any Company Subsidiary has any unpaid Tax liability under Section 965 of the Code or has made any election under Section 965(h) of the Code.

4.14Affiliate Transactions.

(a)Except for (i) payment of compensation for employment to directors, officers and employees in the ordinary course of business, and (ii) participation by directors, officers and employees in any Plans set forth in the Disclosure Letter or sponsored by Seller, no director, officer or employee of Seller, the Company or any Company Subsidiary, nor to the Knowledge of Seller, any of their Affiliates, is a party to any material agreement, arrangement, contract or other commitment to which the Company or any Company Subsidiary is a party or by which any of their respective assets or properties is bound, or, to the Knowledge of Seller, has a material interest in any agreement, arrangement, contract or other commitment, asset or property (real or personal), tangible or intangible, owned by, used in or pertaining to the business of the Company or any Company Subsidiary or any customer, supplier or any Person that has a material business relationship with the Company or any Company Subsidiary.

(b)Except for those Contracts set forth on Section 4.14(b) of the Disclosure Letter (each, an “Affiliate Contract”), no Contract exists between Seller or any of its Affiliates (other than the Company or a Company Subsidiary), on the one hand, and the Company or any Company Subsidiary, on the other hand.

4.15Environmental Matters.

(a)The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Environmental Laws, and since January 1, 2019, neither the Company nor any Company Subsidiary has received any written notifications that it is not in compliance in all material respects with all applicable Environmental Laws.

(b)The Company and the Company Subsidiaries possess all material Permits required under applicable Environmental Laws and are in compliance in all material respects with the terms and conditions thereof. Since January 1, 2019, neither the Company nor any Company Subsidiary has received any written notifications that it is not in material compliance with all such Permits. All such Permits held by the Company and the Company Subsidiaries pursuant to applicable Environmental Laws are in full force and effect, and, to the Knowledge of Seller, no appeal or any other proceeding is pending to revoke or modify in a manner materially adverse to the Company and the Company Subsidiaries, taken as a whole, any such Permit.

(c)There is no material Environmental Claim pending or, to the Knowledge of Seller, threatened against the Company or any Company Subsidiary.

(d)Neither the Company nor any Company Subsidiary is subject to any Order with any Person that would reasonably be expected to result in material liabilities to the Company or such Company Subsidiary under applicable Environmental Laws or require the Cleanup of Hazardous Materials.

4.16Realty.

(a)Section 4.16(a) of the Disclosure Letter sets forth a list of all real property to which the Company or any Company Subsidiary has the right to use or occupy pursuant to a lease, sublease or other similar agreement (collectively, the “Leased Realty”). To the Knowledge of Seller, the Company or one of the Company Subsidiaries possesses, in all material respects, valid leasehold interests in the Leased Realty pursuant to the agreements set forth on Section 4.16(a) of the Disclosure Letter (the “Leases”), free and clear of any Liens except Permitted Liens. Copies of all Leases have been furnished or made available to Buyer. Each Lease is in full force and effect and enforceable against the Company or the Company Subsidiary, as applicable, and, to the Knowledge of Seller, each other party thereto in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect affecting creditors’ rights generally and general equitable principles. To the Knowledge of Seller, neither the Company nor any Company Subsidiary has received any notice of default, termination or cancellation from a landlord with respect to any Lease. Neither the Company nor any Company Subsidiary is in material breach or violation of, or default under, any Lease. To the Knowledge of Seller, no other parties to the Leases are in material breach or violation of, or default under, any Lease. No event has occurred that, with notice or lapse of time or both, would constitute such a material breach or violation of, or default under any Lease by the Company or any Company Subsidiary or, to the Knowledge of Seller, by any other parties thereto.

(b)Neither the Company nor any Company Subsidiary owns any real property.

(c)Neither the Company nor any Company Subsidiary has entered into any lease or sublease granting to any Person the right to use or occupy any portion of the Leased Realty.

(d)All buildings, facilities, structures, improvements and fixtures and systems included in the Leased Realty are in reasonable operating condition and repair, ordinary wear and tear excepted.

4.17Personal Property. The Company and each Company Subsidiary has, in all material respects, legal title to, or a valid and enforceable right to use, all equipment and other tangible personal property that is material to the operation of the business of the Company or such Company Subsidiary in the ordinary course of business, in each case, free and clear of any and all Liens except Permitted Liens.

4.18Labor Matters.

(a)Except for any industry-wide agreements in a particular jurisdiction, (i) neither the Company nor any Company Subsidiary is a party to or bound by or subject to any collective bargaining agreement, labor agreement or other contract with a labor union, labor organization or works council relating to the employees of the Company or any Company Subsidiary, (ii) no employees of the Company or any Company Subsidiary are represented by any labor union, labor organization or works council, and (iii) there is no unfair labor practice charge, material grievance, material arbitration, labor strike, work stoppage, lockout, slowdown, or other material labor dispute pending or, to the Knowledge of Seller, threatened against the Company or any Company Subsidiary, and no labor strike, work stoppage, lockout, slowdown or other material labor dispute has occurred since January 1, 2019.

(b)The Company and each Company Subsidiary is in compliance in all material respects with all applicable Laws with respect to employment and labor matters. The Company and each Company Subsidiary has properly classified in all material respects all of their service providers, in all material respects, as employed or self-employed, employees or independent contractors and as exempt or non-exempt. There is no material Litigation pending or, to the Knowledge of Seller, threatened in writing against the Company or any Company Subsidiary brought by or on behalf of any current or former employee of the Company or any Company Subsidiary.

(c)No individual providing services to the Company or any Company Subsidiary is employed or engaged by Seller or a Seller Affiliate other than the Company or a Company Subsidiary.

(d)(i) The Company and each Company Subsidiary has paid in full to all of its employees or accrued for in accordance with GAAP, in all material respects, all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees; and (ii) there is no material claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the Knowledge of Seller, threatened before any Governmental Entity with respect to any Persons currently or formerly employed by the Company or any Company Subsidiary.

(e)There are no material liabilities, whether contingent or absolute, of the Company or any Company Subsidiary relating to workers’ compensation benefits that are not fully insured against by a bona fide third-party insurance carrier.

(f)Since January 1, 2019, none of the Company or any Company Subsidiary has engaged in or effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local statute, rule or regulation) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company and or any Company Subsidiary.

4.19Intellectual Property and Privacy.

(a)Section 4.19(a) of the Disclosure Letter sets forth a list (together with identification of the record (and if different, beneficial) owner and filing details thereof), as of the date of this Agreement, of all: (i) patents and patent applications; (ii) trademark and service mark registrations and applications; (iii) Internet domain name registrations;  (iv) copyright registrations and applications; and (v) material software proprietary to and commercially distributed by the Company or a Company Subsidiary, in each case (i)-(v), owned by the Company or any Company Subsidiary.  As of the date of this Agreement, (1) the foregoing registrations and applications are in effect and subsisting, and (2) either the Company or a Company Subsidiary is the sole owner of such applications and registrations free and clear of all Liens other than Permitted Liens.

(b)The conduct of the business as currently conducted by the Company and the Company Subsidiaries does not infringe, misappropriate, or otherwise violate any Person’s Intellectual Property in any material respect, and there is no claim alleging otherwise pending, or threatened in writing, against the Company or any Company Subsidiary.  No Person, to the Knowledge of Seller, is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any Company Subsidiary in any material respect, and no such claim is pending, or threatened in writing, against any Person by the Company or any Company Subsidiary.

(c)The Company and each Company Subsidiary make commercially reasonable efforts to protect the confidentiality of trade secrets and other confidential information used in or retained by the business of the Company and the Company Subsidiaries in all material respects. The Company and each Company Subsidiary has secured from all current and former officers, directors, employees, advisors, consultants, agents and contractors of the Company and each Company Subsidiary who contributed to or participated in the creation or development of any portion of, or otherwise had, have or may have any rights in or to, any Intellectual Property owned or purported to be owned by the Company or a Company Subsidiary, valid, binding and enforceable written assignments to the Company or a Company Subsidiary, such that ownership of such Intellectual Property (and any rights therein) properly vests in Company or such Company Subsidiary (or otherwise have secured such rights by operation of law).  No such Person has asserted and no such Person has any right, title, interest or other claim in or to the right to receive any royalties or other consideration with respect to any Intellectual Property created or developed by them.

(d)The Company and the Company Subsidiaries are and since January 1, 2018 have been in compliance in all material respects with (i) all applicable Privacy and Security Laws; (ii)  their respective policies regarding privacy and data security, including in relation to the collection, retention, storage, disposal, use, disclosure, transfer, protection, security and other processing of Personal Data (collectively, “Privacy Policies”); and (iii) all applicable contracts, agreements, permits, licenses or other obligations related to Personal Data. As of the date of this Agreement, since January 1, 2019, none of the Company or any Company Subsidiary has received any written notice, complaint, or demand from any Governmental Entity or other Person, nor has any claim been served on the Company or any Company Subsidiary, in either case alleging a material violation of (i) individual privacy or personal information rights; (ii) Privacy and Data Security Laws; (iii) Privacy Policies; (iv) Security Policies (as defined herein); or (v) contracts related to Personal Data.  The Company and the Company Subsidiaries take and since January 1, 2018 have taken commercially reasonable actions, including implementation and maintenance of commercially reasonable technical and organizational measures (that includes written information security policies) to protect (i) the security, integrity, availability and privacy of Personal Data in their possession, custody or control; and (ii) Personal Data, in their possession, custody or control, from loss, theft, unauthorized access, use, disclosure, acquisition, modification or other processing (collectively, the “Security Policies”). The Company and the Company Subsidiaries are and since January 1, 2018 have been in compliance with such Security Policies. No disclosures made or contained in any Privacy Policy have been materially inaccurate, misleading or deceptive (in any case, including by omission), or in material violation of any Privacy and Security Laws.

(e)The Company and the Company Subsidiaries have, and since January 1, 2018 have, contractually obligated third parties that service, host, manage, access or otherwise process Personal Data in any material respect for or on behalf of the Company or a Company Subsidiary to comply with (i) Privacy and Security Laws; and (ii) the Company and the Company Subsidiaries’ material contractual obligations with respect to Personal Data, including any confidentiality and processing obligations. No third party has materially breached such contractual obligations and the Company and the Company Subsidiaries have no knowledge that any such third parties, in their provision of services to Company or the Company Subsidiaries, have materially failed to comply with relevant contracts or applicable Privacy and Security Laws.

(f)The Company’s and the Company Subsidiaries’ IT Systems operate and perform in a manner that (i) is materially in accordance with all applicable documentation and specification; and (ii) permits the Company and the Company Subsidiaries to conduct their business as currently conducted. The Company and the Company Subsidiaries have, since January 1, 2019 and presently, used commercially reasonable methods and technology to protect the confidentiality, integrity, availability and security of the Company’s and the Company Subsidiaries’ IT Systems against unauthorized access, interruption or corruption. The Company and the Company Subsidiaries have implemented and routinely tested commercially reasonable business continuity and disaster recovery plans relating to IT Systems and Personal Data.

(g)The Company and the Company Subsidiaries have not experienced any actual or reasonably suspected breach of security, loss of, theft of, unauthorized use of, unauthorized disclosure of, unauthorized processing of, unauthorized acquisition of, unauthorized modification of, or other unauthorized access to its IT Systems or the Personal Data in the Company or the Company Subsidiaries’ possession, custody or control in any material respect (any, a “Security Incident”) except as would not be material to the Company or the Company Subsidiaries’ operations. The Company and the Company Subsidiaries have made all notifications to Persons, Governmental Entities and other third parties required to be made by the Company or the Company Subsidiaries by any Privacy and Security Laws, Security Policies, Privacy Policies, or contracts arising out of relating to any Security Incident except as would not be material to the Company or the Company Subsidiaries’ operations.

(h)Neither the execution, delivery or performance of this Agreement (or any of the Transaction Documents) nor the consummation of the transactions contemplated by this Agreement, will result in any material violation of any Privacy Policies, Security Policies, Privacy and Security Laws or contracts pertaining to Personal Data.

(i)To the Knowledge of Seller, there is no notice, complaint, warrant, judicial order, regulatory opinion, inquiry or investigative demand regarding the Company or the Company Subsidiaries’ collection, use, processing, transfer, storage or disclosure of Personal Data or the Company or the Company Subsidiaries’ data protection or information security practices.

4.20Improper and Other Payments; Sanctions.

(a)Since January 1, 2018, neither the Company nor any Company Subsidiary nor any of their directors or officers, nor, to the Knowledge of Seller, any other Persons acting on behalf of the Company or any Company Subsidiary has (i) offered, promised, made, paid, or received, directly or indirectly, any unlawful bribes, kickbacks, or other similar payments to or from any Person (including any customer or supplier) or any Governmental Entity; (ii) offered, promised, made, or paid any illegal contributions, directly or indirectly, to a political party, political party official, or candidate for office; or (iii) materially violated the Foreign Corrupt Practices Act of 1977, as amended), or otherwise taken any action in violation of any applicable anti-bribery or anti-corruption Law.

(b)Since January 1, 2018, the Company and the Company Subsidiaries have (i) complied with applicable Export Control Laws and Sanctions Laws; (ii) not been the subject of or otherwise involved in investigations or enforcement actions by any government entity or other legal proceedings with respect to any actual or alleged violations of Export Control Laws or Sanctions Laws, and has not been notified of any such pending or threatened actions; (iii) secured and maintained all necessary Permits, registrations, agreements or other authorizations, including amendments thereof pursuant to the Export Control Laws or Sanctions Laws; and (iv) maintained in place reasonable policies to comply with Export Control Laws and Sanctions Laws.

(c)Neither the Company, the Company Subsidiaries, nor any of their respective directors or officers, or, to the Knowledge of Seller, employees, is a Sanctioned Person or is subject to debarment or any list-based designations under Export Control Laws.

4.21Insurance.  Neither Seller nor the Company has received any notice from the insurer under any insurance policy maintained by Seller or any of its Affiliates and covering the Company and/or the Company Subsidiaries with respect to any pending claim disclaiming coverage or canceling or materially amending any such policy, and there is no material claim with respect to the Company or any Company Subsidiary pending under any such policy.  All premiums due and payable for such insurance policies have been duly paid, and such policies (or extensions, renewals or replacements thereof with comparable policies) shall be in full force and effect without interruption until the Closing Date. The Company and the Company Subsidiaries maintain insurance coverage containing commercially reasonable policy terms and limits that are required under applicable Law and their respective contracts.

4.22Customers and Suppliers.

(a)Section 4.22(a) of the Disclosure Letter sets forth a complete and accurate list of the twenty (20) largest customers of the Company and the Company Subsidiaries, taken as a whole, based on current backlog as of the date of this Agreement (the “Material Customers”). None of the Material Customers has cancelled, terminated or otherwise adversely and materially modified, or to the Knowledge of Seller, intends to cancel, terminate or otherwise adversely and materially modify, the relationship of such Person with the Company or any Company Subsidiary, as applicable.

(b)Section 4.22(b) of the Disclosure Letter sets forth a complete and accurate list of the suppliers that were paid more than $1,000,000 in the aggregate by the Company and the Company Subsidiaries during the twelve (12) months ended December 31, 2019, or that are otherwise regarded as key vendors by the Company (the “Material Suppliers”). None of the Material Suppliers has cancelled, terminated or otherwise adversely and materially modified, or to the Knowledge of Seller, intends to cancel, terminate or otherwise adversely and materially modify, the relationship of such Person with the Company or any Company Subsidiary, as applicable.

4.23Brokers. Except for the Banker’s Fees (which are the obligation of Seller), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Transaction Documents based upon arrangements made by or on behalf of Seller, the Company or any Company Subsidiary.

4.24Disclaimer of Seller (A) EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV OR ANY CERTIFICATE REQUIRED TO BE DELIVERED PURSUANT TO SECTION 3.2(C) AND SECTION 3.2(D), NONE OF SELLER, THE COMPANY, THE COMPANY SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, MEMBERS, STOCKHOLDERS, AFFILIATES, BENEFICIARIES, EMPLOYEES OR REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY OR ANY COMPANY SUBSIDIARY, THE BUSINESS OF THE COMPANY OR ANY COMPANY SUBSIDIARY, OR THE SHARES OR THE CAPITAL STOCK OR OTHER EQUITY INTERESTS OR THE ASSETS OF THE COMPANY OR ANY COMPANY SUBSIDIARY, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OR (II) THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY OR COMPANY SUBSIDIARY, AFTER THE CLOSING AND (B) EXCEPT AS SET FORTH IN THIS ARTICLE IV OR ANY CERTIFICATE REQUIRED TO BE DELIVERED PURSUANT TO SECTION 3.2(C) AND SECTION 3.2(D), NONE OF SELLER, THE COMPANY OR THE COMPANY SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, MEMBERS, STOCKHOLDERS, AFFILIATES, BENEFICIARIES, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO BUYER OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO BUYER, ITS AFFILIATES OR REPRESENTATIVES OF, OR BUYER’S USE OF, ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIALS RELATING TO THE COMPANY OR ANY COMPANY SUBSIDIARY, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIALS MADE AVAILABLE TO BUYER, WHETHER ORALLY OR IN WRITING, IN ANY DATA ROOM RELATING TO THE TRANSACTION, IN MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, RESPONSES TO QUESTIONS OR REQUESTS SUBMITTED BY OR ON BEHALF OF BUYER OR IN ANY OTHER FORM IN CONSIDERATION OR INVESTIGATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, NOTHING HEREIN RESTRICTS CLAIMS FOR FRAUD.

Article V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as of the date hereof and as of the Closing as follows:

5.1Organization. Buyer is a corporation, duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business in all material respects as now being conducted.

5.2Authority; Enforceability. Buyer has all requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which Buyer is a party, and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and the performance by Buyer of this Agreement and the Transaction Documents have been duly authorized by all necessary corporate action by Buyer and no other corporate proceeding on the part of Buyer is necessary to authorize this Agreement or the Transaction Documents or to consummate the transactions contemplated hereby or thereby. This Agreement and the Transaction Documents to which Buyer is a party has been duly executed and delivered by Buyer and assuming the due and valid authorization, execution and delivery hereof by Seller, constitutes the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

5.3No Conflict; Required Filings and Consents.

(a)The execution and delivery of this Agreement and the Transaction Documents by Buyer does not, and the performance by Buyer of its obligations under this Agreement will not, (i) conflict with or violate the Organizational Documents of Buyer, (ii) conflict with or violate, in any material respect, any Laws applicable to Buyer or by or to which any of Buyer’s properties or assets are bound or subject or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a material Lien on, any of the properties or assets of Buyer, pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Buyer is a party or by which Buyer or any of its properties or assets is bound or subject, except as would not reasonably be expected to prohibit or materially restrict, impede or delay the consummation of the transactions contemplated by this Agreement.

(b)The execution and delivery of this Agreement by Buyer and the Transaction Documents to which Buyer is a party does not, and the performance by Buyer of its obligations under this Agreement will not, require Buyer to obtain any Consent of any Governmental Entity or third party except for applicable requirements of the HSR Act and other Regulatory Laws.

5.4Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Transaction Documents based upon arrangements made by or on behalf of Buyer or any of its Affiliates.

5.5Absence of Litigation. There is no Litigation pending or, to the knowledge of Buyer, threatened against Buyer that, if adversely determined, (a) would prevent or materially restrict, impede or delay the performance by Buyer of its obligations under this Agreement or (b) would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to perform its obligations under this Agreement.

5.6Sufficient Funds. Buyer has, and will have on the Closing Date, sufficient immediately available funds, or access to such funds to Buyer through an existing financing facility, to consummate the transactions contemplated hereby, including to pay the amounts required to be paid by Buyer at or prior to the Effective Time pursuant to Article II and Article III and all fees and expenses of Buyer related to the transactions contemplated by this Agreement. Buyer does not know of any circumstance or condition that would reasonably be expected to prevent or substantially delay the availability of such funds at Closing.

5.7Solvency. As of the Effective Time, after giving effect to all of the transactions contemplated by this Agreement, including any related financing and the payment of the Net Purchase Price, including any adjustments thereto pursuant to Section 2.3, any repayment or refinancing of Indebtedness contemplated in this Agreement, payment of all related fees and expenses and payment of any Transaction Expenses, and assuming for these purposes the accuracy of the representations and warranties set forth in Article IV hereof and the satisfaction of the conditions set forth in Sections 8.1 and 8.2, as of the Effective Time, Buyer, the Company and the Company Subsidiaries shall be Solvent. For the purposes of this Section 5.7, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the “fair saleable value” of such Person’s assets will, as of such date, exceed (i) the value of all “liabilities, including contingent and other liabilities,” of such Person, as applicable, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its respective existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

5.8Investment Intent. Buyer is acquiring the Shares for investment for its own account for investment only, and not with a view to any resale or public distribution thereof. Buyer shall not offer to sell or otherwise dispose of the Shares in violation of any applicable Laws to any such offer, sale or other disposition. Buyer acknowledges that (a) the Shares have not been registered under the Securities Act or any other securities Laws; (b) there is no public market for the Shares and there can be no assurance that a public market will develop; and (c) Buyer must bear the economic risk of its investment in the Shares for an indefinite period of time.

5.9Legal Requirements and Approvals. Other than the Consent of the applicable Governmental Entity pursuant to the HSR Act and other Regulatory Laws,  Buyer has no knowledge of any other Consent of any Governmental Entity that will be required to consummate the transactions contemplated by this Agreement.

5.10Inspection; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged advisors, experienced in the evaluation and purchase of companies such as the Company and the Company Subsidiaries as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable Buyer to make an informed decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. Buyer has received all materials relating to the business of the Company and the Company Subsidiaries that it has requested and has been afforded the opportunity to obtain any additional information necessary to evaluate the merits of the transactions contemplated hereby. Buyer acknowledges that Seller has given Buyer reasonable access to the key employees, documents and facilities of the Company and the Company Subsidiaries. Seller, the Company and their representatives have answered to Buyer’s reasonable satisfaction all inquiries that Buyer or its representatives have made concerning the business of the Company and the Company Subsidiaries or otherwise relating to the transactions contemplated hereby. Buyer has not relied upon, and agrees to acquire the Shares without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to Seller or the Company, the Company Subsidiaries or their respective Representatives, except as expressly set forth in Article IV of this Agreement or any certificate delivered pursuant to this Agreement. Without limiting the generality of the foregoing, Buyer acknowledges that neither Seller nor any of its Representatives (including the Company and the Company Subsidiaries) makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and the Company Subsidiaries or the future business and operations of the Company and the Company Subsidiaries or (b) any other information or documents made available to Buyer or its counsel, accountants or other advisors with respect to the Company, the Company Subsidiaries or any of their respective businesses, assets, liabilities or operations, except as expressly set forth in Article IV of this Agreement or any certificate delivered pursuant to this Agreement. In connection with Buyer’s investigation of the Company and each Company Subsidiary, Seller has delivered, or made available to Buyer and its Affiliates, agents and other Representatives, certain projections and other forecasts, including projected financial statements, cash flow items and other data of the Company and Company Subsidiaries relating to the business of the Company and the Company Subsidiaries and certain business plan information of the Company and the Company Subsidiaries. Buyer acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Buyer and its Affiliates, agents and representatives shall have no claim against any Person with respect thereto. Accordingly, Buyer acknowledges that, without limiting the generality of Section 4.24, neither Seller nor any of its representatives, agents or Affiliates (including the Company and the Company Subsidiaries) have made any representation or warranty with respect to such projections and other forecasts and plans. Notwithstanding anything herein to the contrary, nothing herein restricts claims for Fraud.

Article VI

COVENANTS

6.1Affirmative Covenants of Seller. Prior to the Closing or the earlier termination of this Agreement pursuant to Article IX, Seller shall, and shall cause the Company and each Company Subsidiary to, unless (i) otherwise expressly contemplated by this Agreement, (ii) taken in response to any COVID-19 Effect, or (iii) consented to in writing by Buyer (which consent shall not be unreasonably conditioned, withheld, or delayed), use commercially reasonable efforts to: (a) operate the business of the Company and the Company Subsidiaries in all material respects in the ordinary course consistent with past practice, (b) maintain in all material respects relationships of the Company and the Company Subsidiaries with customers, suppliers  and other Persons with which the Company and the Company Subsidiaries has significant business relationships, and (c) retain the services of their respective officers and key employees. Notwithstanding the foregoing, during the period from the date hereof until the Closing or the earlier termination of this Agreement pursuant to Article IX, Seller, the Company and each Company Subsidiary shall be permitted to utilize any and all available Cash and Cash Equivalents of the Company and the Company Subsidiaries from time to time to (w) pay any Transaction Expenses, (x) repay any outstanding Indebtedness of the Company and the Company Subsidiaries, (y) declare and pay one or more dividends or other distributions to Seller out of funds legally available therefore, and (z) pay operating and other ordinary course expenses, at such times and in such amounts as the Company or applicable Company Subsidiary shall deem necessary, appropriate or desirable.

6.2Negative Covenants of Seller. From the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Article IX hereof, Seller shall not permit the Company or any of the Company Subsidiaries to do any of the following, except (i) as required by Law, (ii) as expressly contemplated by this Agreement, (iii) as expressly contemplated in Section 6.2 of the Disclosure Letter, (iv) taken in response to any COVID-19 Effect, or (v) as consented to in writing by Buyer (which consent shall not be unreasonably conditioned, withheld or delayed) (provided that (x) none of the following shall be construed to restrict the right and ability of the Company or any Company Subsidiary, prior to the Closing, to take any action expressly permitted under the last sentence of Section 6.1 above and (y) nothing contained in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time):

(a)except pursuant to any Plans in effect on the date hereof, (i) materially increase the compensation payable to or to become payable to any Company Service Provider; (ii) accelerate the vesting or payment of any compensation or benefits of any Company Service Provider; (iii) establish, adopt, terminate or amend in any material respect any Plan that would result in or increase a liability of the Company or any Company Subsidiary (or any plan, program, agreement or arrangement that would be a Plan if in effect on the date hereof); or (iv) take action to fund or secure any payments or benefits that are payable or to be provided to any current or former director, officer or employee of the Company or any Company Subsidiary under any Plan;

(b)(i) hire any Person to be an officer or employee of the Company or any Company Subsidiary or engage any other service provider to provide services to the Company or any Company Subsidiary, in either case, except for the hiring or engagement of Persons with annual base pay or rate not in excess of $235,000 in the ordinary course of business to replace (A) an employee whose employment or engagement was terminated for cause or as a result of the resignation of such employee, or (B) a service provider whose engagement was terminated for cause or expired, in each case, with compensation and benefits substantially similar to those provided to similarly situated employees or service providers of the Company and the Company Subsidiaries or (ii) terminate (except for cause) the employment or engagement of any Company

Service Provider, except for the termination of employment or engagement of Company Service Providers with an annual base pay or rate not in excess of $235,000 in the ordinary course of business;

(c)change or amend any Organizational Documents;

(d)(i) effect any reorganization or recapitalization; (ii) split, combine or reclassify any of its capital stock; (iii) issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock; (iv) deliver, award, grant or sale of, any of its equity interests, any securities convertible into or exercisable or exchangeable for any such equity interests, or any rights, warrants or options to acquire any such equity interests; (v) dispose of, pledge or otherwise encumber any of its equity interests; or (vi) issue any rights to subscribe for or acquire any of its equity interests;

(e)sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, in each case, any of its material assets or properties, except for such dispositions with a fair market value of less than $250,000;

(f)(i) change any of its methods of accounting, (ii) make, change or rescind any express or deemed entity classification or other material election relating to Taxes, (iii) amend any material Tax Returns in any material respect, (iv) except as contemplated by Section 6.11, settle or compromise any material Litigation, audit, assessment, controversy or other proceeding relating to Taxes, (v) change any accounting period relating to material Taxes, (vi) enter into any “closing agreement” with any taxing authority, (vii) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment or (viii) make any voluntary Tax disclosure or Tax amnesty or similar filing;

(g)incur any material obligation for Indebtedness or cancel any material Indebtedness owed to the Company or any Company Subsidiary, whether or not evidenced by a note, bond, debenture, guarantee or similar instrument other than (i) pursuant to the Credit Agreement or any other existing facility to the extent available at such time, or incurred to replace, renew, extend, refinance or refund any existing Indebtedness, (ii) with respect to any Indebtedness between or among the Company and any Company Subsidiaries, or between or among the Company Subsidiaries, or (iii) Indebtedness permitted under the Credit Agreement or any replacement facility that will be satisfied in full at or prior to the Closing;

(h)settle or compromise any Litigation involving a payment obligation by the Company or any Company Subsidiary in an amount (in excess of any applicable insurance proceeds) in excess of $100,000;

(i)permit or allow any material assets of the Company or any Company Subsidiary with a fair market value in excess of $50,000 to be subjected to any Lien other than Permitted Liens or Liens that will be released at or before the Closing;

(j)enter into, adopt, amend or terminate any collective bargaining agreement;

(k)acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or securities of, or by any other manner, any material corporation, partnership, joint venture or other entity, in each case, for consideration in excess of $50,000, other than transactions between or among the Company and any Company Subsidiaries, or between or among Company Subsidiaries;

(l)make or authorize material capital expenditures or material commitments for capital expenditures that cause the Company and the Company Subsidiaries to exceed their consolidated annual capital expenditure budget which was previously made available to Buyer prior to the date of this Agreement by more than $50,000;

(m)(i) terminate or materially amend or modify any Material Contract, (ii) enter into any contract that, if in effect on the date hereof, would have been a Material Contract (except in the ordinary course of business), or (iii) waive in any material respect any term of, or waive any material default under, or release, settle or compromise any material claim by or against the Company or any Company Subsidiary or material liability or obligation owing to the Company or any Company Subsidiary under, any Material Contract;

(n)dissolve, wind up or liquidate;

(o)cancel or compromise any material debt or claim, or waive or release any material right of the Company or any Company Subsidiary or any of its assets, properties, rights or interests;

(p)alter in any material respect the manner in which the Company and the Company Subsidiaries have regularly and customarily maintained their books and records, except as may be required by applicable Law, any Governmental Entity or professional standards of accountancy, or change in any material respect any accounting policies or practices;

(q)defer payment of any payable or any other liability beyond the date that similar payables or other liabilities have been paid during the trailing twelve-month period, or accelerate the collection of any receivable in comparison to collection practices during the trailing twelve-month period; or

(r)agree, whether in writing or otherwise, to do any of the foregoing.

6.3Access and Information. Subject to Section 6.4 and applicable Law, from the date of this Agreement until the Closing or earlier termination of this Agreement pursuant to Article IX hereof, Seller shall, and shall cause the Company and the Company Subsidiaries to, afford to Buyer and its Representatives access reasonably necessary for Buyer to perform its obligations under this Agreement at reasonable times during normal business hours under supervision of the Company’s or the applicable Company Subsidiary’s personnel to (i) the properties of the Company and the Company Subsidiaries and to the books and records thereof, and (ii) specified members of management of the Company and the Company Subsidiaries as the parties may reasonably agree; provided that all requests for access pursuant to this Section 6.3 shall be made in writing and shall be directed to and coordinated with such persons as Seller may direct in writing (or such person or persons as he may designate in writing to Buyer); provided, further, that any such access shall be conducted at a reasonable time during ordinary business hours, upon reasonable advance notice to Seller, and without undue disruption to the business operations of the Company and the Company Subsidiaries. Notwithstanding anything to the contrary contained herein, neither Seller, the Company nor any Company Subsidiary shall be required to disclose to Buyer or Buyer’s Representatives any information (i) to the extent related to the sale process or Seller’s evaluation thereof, including projections and financial or other information related thereto, other than projections and financial or other information prepared in the ordinary course of business and not prepared for the sale process, (ii) if doing so presents a reasonable risk of violating any contract to which Seller, the Company or any Company Subsidiary is a party or any Law to which Seller, the Company or any Company Subsidiary is subject or which Seller believes in good faith (upon the advice of counsel) would result in a loss of the ability to successfully assert a claim of privilege, (iii) reasonably pertinent to any Litigation in which Seller, the Company or any Company Subsidiary, on the one hand, and Buyer or any of its Subsidiaries or Affiliates, on the other hand, are adverse parties, or (iv) that Seller, the Company or any Company Subsidiary reasonably determines in good faith is competitively sensitive.

6.4Confidentiality. From and after the date of this Agreement, each of Seller and Buyer shall continue to comply with all of their respective obligations under the Confidentiality Agreement, dated as of October 3, 2020, between Seller and Buyer or an Affiliate of Buyer on the other hand (the “Confidentiality Agreement”), which shall survive any termination of this Agreement in accordance with its terms. All information disclosed and access provided pursuant to Section 6.3 shall be subject to the terms and conditions of the Confidentiality Agreement. Concurrently with the consummation of the transactions contemplated by this Agreement, the Confidentiality Agreement shall terminate (notwithstanding anything contained therein to the contrary).

6.5No Contacts. Prior to the Closing, without the prior written consent of Seller, Buyer shall not, directly or indirectly through its Representatives or otherwise, contact or communicate with the employees, customers, suppliers or any other Person with a material business relationship with Seller, the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement.

6.6Continuation of Indemnification. After the Closing, Buyer shall cause the Company and each Company Subsidiary to continue to indemnify and hold harmless, to the fullest extent permitted by applicable Law, each of the Company’s and the Company Subsidiaries’ present and former directors, managers and  officers (“SHCR Representatives”), in each case in their capacities as such, from and against all damages, costs, and expenses actually incurred or suffered in connection with any threatened or pending action, suit, or proceeding at Law or in equity by any Person or any arbitration or administrative or other proceeding relating to the business of the Company and the Company Subsidiaries or the status of such individual as a director, officer or manager at or prior to the Closing, and in furtherance thereof to advance to such SHCR Representatives expenses associated with any such action, suit, or proceeding to the fullest extent permitted (a) by Law, (b) as would have been permitted by the Organizational Documents in effect as of the date of this Agreement, or (c) pursuant to any agreement that provides for indemnification by the Company or any Company Subsidiary for the foregoing Persons in effect as of the date of this Agreement. Buyer shall cause the Company and the Company Subsidiaries to retain or include in their respective Organizational Documents any indemnification provision or provisions, including provisions respecting the advancement of expenses, in effect immediately prior to the date of this Agreement for the benefit of each of the SHCR Representatives and shall not thereafter amend the same (except to the extent that such amendment preserves, increases or broadens the indemnification or other rights theretofore available to such SHCR Representatives, or if required by applicable Law). If, after the Closing, the Company or any Company Subsidiary merges into, consolidates with, or transfers all or substantially all of its assets to another Person, then and in each such case Buyer shall cause such Company or Company Subsidiary to make proper provision so that the surviving or resulting entity or the transferee in such transaction shall assume the obligations of such Company or Company Subsidiary, as applicable, under this Section 6.6. The obligations set forth in this Section 6.6 shall continue for a period of six (6) years following the Closing and shall continue in effect thereafter with respect to any action, suit, or proceeding commenced prior to the sixth (6th) anniversary of the Closing Date, and such obligations are intended to benefit each SHCR Representative who has held such capacity on or prior to the Closing Date and is either a party to an indemnification agreement with the Company or any Company Subsidiary or now or hereafter is entitled to indemnification or advancement of expenses pursuant to any provisions contained in the applicable Organizational Documents.

6.7Continuation of Insurance. Prior to the Closing, Buyer shall, at its sole cost and expense, purchase a “tail” policy providing directors’ and officers’ liability insurance coverage, for the benefit of those Persons who are covered by Seller’s, the Company’s and/or the Company Subsidiaries’ directors’ and officers’ liability insurance policies as of the date hereof (the “Current D&O Policies”), for a period of six (6) years following the Closing with respect to matters occurring prior to the Closing, that is at least equal to the coverage provided under the Current D&O Policies; provided that Buyer shall not be required to pay in excess of one hundred fifty percent (150%) of the annual premiums paid as of the date hereof under the Current D&O Policies to obtain a tail policy hereunder (the “Premium Cap”); provided, further, that if the aggregate premiums of such insurance coverage exceeds such amount, Buyer shall only be required to obtain a policy with the greatest coverage available for a cost not exceeding such Premium Cap. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Seller, the Company, any of the Company Subsidiaries or any of their respective directors manager, officers or employees, it being understood and agreed that the insurance provided for in this Section 6.7 is not prior to or in substitution for any such claims under such policies.

6.8Employee Matters.

(a)For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under any employee benefit plans of Buyer and its Subsidiaries, solely to the extent such plans provide benefits to any Continuing Employee after the Closing Date (the “New Plans”), each such Continuing Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Closing Date; provided that the foregoing service credit shall not be required to apply (i) to the extent that its application would result in a duplication of benefits related to the same period of service or (ii) for benefit accrual purposes under any defined benefit pension plan. In addition, and without limiting the generality of the foregoing, (1) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Plan in which such Continuing Employee participated immediately before the Closing Date (such plans, collectively, the “Old Plans”), and (2) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Buyer shall, or shall cause its Subsidiaries to, use commercially reasonable best efforts to cause (x) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company in which such Continuing Employee participated immediately prior to the date such Continuing Employee’s participation in the corresponding New Plan begins and (y) any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Closing Date to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(b)Buyer will permit the employees of the Company and the Company Subsidiaries to carry over and take accrued, but unused, vacation days with pay in accordance with the applicable policies of the Company as in effect as of the Closing Date.

(c)From and after the Closing, the Buyer may use all or a portion of the Retention Bonus Amount to pay out retention bonuses to certain employees of the Company and the Company Subsidiaries, in such amounts and allocated to such employees as determined by Buyer in its sole discretion upon consultation with the Company’s management team.

(d)Nothing contained in this Agreement shall, or shall be construed so as to, (i) prevent or restrict in any way the right of Buyer to terminate, reassign, promote or demote any Company Service Provider (or to cause any of the foregoing actions) at any time following the Closing, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, compensation or terms or conditions of employment or service of any such service providers at any time following the Closing; (ii) constitute an amendment or modification of any Plan or employee benefit plan; or (iii) create any third party rights in any such Company Service Provider (including any beneficiary or dependent thereof); or (iv) obligate the Buyer to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent the Buyer from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

6.9Clindata Consideration Agreement.

(a)Buyer acknowledges and agrees that, pursuant to that certain Consideration Agreement (the “Clindata Consideration Agreement”), dated as of January 31, 2020, by and among Seller, Synteract, Inc., a California corporation and a wholly owned Subsidiary of the Company (“Synteract”), and Statistics and Data Limited, a limited liability company duly incorporated in Mauritius (“S&D”), from and after the Closing: (i) any remaining obligations of Synteract to make performance-based cash payments to S&D shall remain outstanding, unaffected by the Closing, and (ii) any remaining obligations of Seller to issue Common Interests (as defined in the Clindata Consideration Agreement) to S&D shall automatically convert into obligations of Synteract to make cash payments to S&D that shall remain outstanding, unaffected by the Closing, in each case, at such times and upon the terms and subject to the conditions set forth in the Clindata Consideration Agreement (collectively, the “Clindata Obligations”).

(b)Not less than three (3) Business Days prior to the Closing Date, Seller shall deliver, or caused to be delivered, to Buyer (i) such information with respect to the Common Interests of Seller and the implied value per Common Interest as of the Closing as Synteract may reasonably require to satisfy the payment obligations described in Section 6.9(a), and (ii) a statement (such statement the “Clindata Estimated Earnout Statement”) setting forth the maximum amount that may become payable to S&D in respect of the Clindata Obligations pursuant to each section of Article 1 of the Clindata Consideration Agreement (the “Aggregate Clindata Payment Obligations”), including the maximum amount that may become payable to S&D in respect of performance-based payment obligations for each of Year 1, Year 2 and Year 3 (each as defined in the Clindata Consideration Agreement) (such maximum amount in respect of Year 1, Year 2 or Year 3, respectively, the “Annual Cap”).  An amount equal to the Aggregate Clindata Payment Obligations shall be deposited into escrow in accordance with Section 3.4 of this Agreement and shall constitute the Special Escrow Amount.

(c)In the event Buyer disputes any calculations set forth in the Clindata Estimated Earnout Statement, the procedures set forth in Section 2.3(b) shall apply to the resolution of such disputes, mutatis mutandis. Upon the completion of the adjustments to the Net Purchase Price pursuant to Section 2.3 and the resolution of any disputes related to the calculations set forth in the Clindata Estimated Earnout Statement, if any, the parties shall equitably adjust the amount of the Special Escrow Amount and the resulting amount of the Clindata Obligations, and shall deposit or release, as applicable, funds from the Special Escrow Account in accordance therewith and shall deliver joint written instructions to the Escrow Agent accordingly.

(d)From the Closing Date until the Clindata Obligations are satisfied in full or otherwise discharged in accordance with the Clindata Consideration Agreement, Buyer shall, and shall cause the Company and the Company Subsidiaries to, (i) comply with the obligations set forth in Section 1.6(a) of the Clindata Consideration Agreement, (ii) afford to Seller and its Representatives access to the books and records of the Synteract Human Health Business and to representatives of the Company and the Company Subsidiaries having responsibility for maintaining such books and records or who are otherwise involved in the determination of Net Revenue or the satisfaction of the Clindata Obligations from and after the Closing, and (iii) inform Seller in the event there is a material change of role or responsibility of either Brink or Erasmus. All requests for access pursuant to this Section 6.9(d) shall be made in writing and shall be directed to and coordinated with such persons as Buyer shall direct in writing; provided, further, that any such access shall be subject to customary confidentiality restrictions and conducted at a reasonable time during ordinary business hours, upon reasonable advance notice to Buyer, and without undue disruption to the business operations of the Company and the

Company Subsidiaries. For the avoidance of doubt, the business operations constituting the “Synteract Human Health Business” shall be determined based on the operations of the Company and the Company Subsidiaries prior to the Closing and shall not include any expansion or modification to the Synteract Human Health Business that may occur after the Closing, whether through a combination with Buyer’s existing or future operations or otherwise.

(e)Buyer shall, or shall cause Synteract to, prepare in good faith and deliver to Seller, together with reasonable supporting documentation, the Annual Statement (as defined in the Clindata Consideration Agreement), no later than ten (10) Business Days prior to delivering such Annual Statement to S&D in accordance with the terms of the Clindata Consideration Agreement. Seller shall have the right to review and comment on the Annual Statement and Buyer shall accept the comments made by Seller in good faith with respect to the Annual Statement.

(f)Within five (5) Business Days after a determination of the amount of any payment due to S&D in respect of the Clindata Obligations (each, a “Clindata Payment Amount”), Buyer and Seller shall provide a joint written instruction to the Escrow Agent to deliver from the Special Escrow Account (i) an amount to Buyer equal to the applicable Clindata Payment Amount, by wire transfer of immediately available funds to an account designated in writing by Buyer in order for Buyer to satisfy such Clindata Obligation (which Buyer shall promptly pay to S&D) and (ii) with respect to each Annual Statement, to Seller an amount equal to the difference between the applicable Annual Cap and the amount of such Clindata Payment Amount, by wire transfer of immediately available funds to an account designated in writing by Seller. In the event any amounts remain in the Special Escrow Account after the payment in full of all Clindata Obligations, Buyer and Seller shall provide a joint written instruction to the Escrow Agent to deliver such remaining amounts to Seller, by wire transfer of immediately available funds to one or more accounts designated by Seller.

(g)Notwithstanding the foregoing, if the employment of either Brink or Erasmus with Synteract SA is terminated for any reason (other than death, disability or solely as a result of a material breach by Synteract SA of a Key Employment Contract (in each case as defined in the Clindata Consideration Agreement), but including any change of role or responsibility that is treated as termination under the Clindata Agreement), or if the Synteract Human Health Business ceases to operate in a way that results in the termination of any further payment obligations under the Clindata Consideration Agreement (a “Termination Event”), then Buyer shall notify Seller within three (3) Business Days following such Termination Event, and Buyer and Seller shall provide a joint written instruction to Escrow Agent to deliver the remaining balance of the Special Escrow Account to Seller, by wire transfer of immediately available funds to an account designated in writing by Seller.

(h)In the event of any claim or dispute by or with S&D related to any Annual Statement or the Clindata Obligations, Buyer shall promptly notify Seller in writing of such claim or dispute, and Seller shall either control such dispute, at Seller’s sole cost and expense, by providing written notice thereof to Buyer, or pay all reasonable and documented out-of-pocket costs and expenses of Buyer to defend any such claim, including reasonable and documented attorneys’ fees.  If Seller elects to control the defense of any such claim or dispute, Buyer shall be entitled to participate in the defense of any such claim or dispute and to employ separate counsel of its choice for such purpose at its own expense, and shall provide reasonable cooperation to Seller in the defense of such claim or dispute, including by making employees, information and documentation reasonably available at Seller’s expense.  Buyer shall not, and shall cause the Company and the Company Subsidiaries not to, enter into any settlement of any such claim or dispute without the prior written consent of Seller.

6.10Kinderpharm Earnout Payment.  Seller acknowledges and agrees that, pursuant to the terms of that certain Management Interest Purchase and Contribution Agreement by and among Seller, Synteract, Kinderpharm LLC and the members of Kinderpharm LLC (the “Kinderpharm Agreement”), the 2020 Earnout Consideration (as defined in the Kinderpharm Agreement) shall be deemed accelerated and fully earned as a result of the transactions contemplated by this Agreement and, in accordance therewith at or prior to the Closing, Seller shall issue 338 Common Interests of Seller to the Class B Contribution Members (as defined in the Kinderpharm Agreement) in respect of the 2020 Earnout Consideration, with no further obligation or liability on the part of the Company or any of the Company Subsidiaries thereunder from and after the Closing.

6.11Belgium Tax Payment.  Prior to the Closing, Seller shall (i) cause SynteractHCR Benelux NV to pay all amounts due in connection with the Belgian Tax Matter and that certain Notification of Taxation, by the Federale Overheidsdienst Financien Algemene Administratie van de Fiscalteit, dated September 27, 2019, together with all interest payable thereon and (ii) register SynteractHCR Benelux NV’s projects or programs with the Ministry of Science (Belspo).

6.12Terminated Agreements.  At or prior to the Closing, Seller shall, and shall cause the Company to, take all actions necessary to terminate  each Affiliate Contract marked with an asterisk (*) on Section 4.14 of the Disclosure Letter, including that certain Advisory Services Agreement, dated as of May 25, 2016, by and between the Company and Amulet Capital Partners, L.P. and the engagement letter with the Company’s financial advisor, in each case, in a manner that does not result in any incremental Taxes or other costs or expenses for the Company or any of the Company Subsidiaries and with no further obligations or liability on the part of the Company or any of the Company Subsidiaries thereunder from and after the Closing.

6.13Resignation Letters. Prior to the Closing, the Seller shall, and shall cause the Company to, remove or cause the resignation of, effective as of the Closing, each of the directors and officers of the Company or any Company Subsidiary that is domiciled in the United States with respect to whom Buyer has delivered written notice to Seller requesting resignation or removal at least five (5) Business Days prior to the Closing Date. Such resignation letters shall be in form and substance reasonably acceptable to Buyer.

6.14Exclusivity.

(a)Seller shall, and shall cause the Company and the Company Subsidiaries, and their respective officers, directors, affiliates, advisors and other Representatives to, refrain from, directly and indirectly (through agents or otherwise) soliciting or knowingly encouraging or facilitating any new or existing inquiries or accepting any new or existing proposals by or from, or continuing or engaging in any discussions or negotiations with or furnishing any information to, any other Person (other than Buyer and its Representatives) concerning an Alternative Transaction.

(b)Seller shall notify any Person (other than Buyer and its Representatives) with which it is engaged in discussions concerning an Alternative Transaction and any Person that hereafter submits any offer or makes any inquiries concerning an Alternative Transaction, that Seller is contractually prohibited from continuing to engage or engaging in any such discussions, and shall request that any such Persons destroy or return any confidential information regarding the Company or the Company Subsidiaries or their respective businesses, in accordance with the terms of the applicable confidentiality agreements between Seller and any such Persons.

6.15Representation and Warranty Insurance Policy.   Buyer acknowledges and represents that, as of or shortly after the date of this Agreement, Buyer has or will have obtained a conditional binder to the Representation and Warranty Insurance Policy.  Buyer shall not amend the Representation and Warranty Insurance Policy in any manner adverse to Seller without Seller’s express prior written consent.  Without limiting the foregoing, Buyer shall cause the insurer under the Representation and Warranty Insurance Policy to expressly agree not to pursue, directly or indirectly, any subrogation rights against Seller (except in the event of Seller’s Fraud (which, for the avoidance of doubt, shall be defined in the Representation and Warranty Insurance Policy to have the same meaning as set forth in this Agreement and interpreted in accordance with Section 10.12(a))), and will not amend such waiver in the Representation and Warranty Insurance Policy in a manner that is adverse to Seller without Seller’s express prior written consent.  Seller shall deliver a soft copy (e.g., thumb drive) of the contents of the Datasite as of the Closing to Buyer no later than ten (10) Business Days following the Closing Date. Seller shall, and shall cause the Company to, use commercially reasonable efforts to cause its and their respective representatives to, provide such cooperation and assistance as may be reasonably required by Buyer in connection with the arrangement of the Representation and Warranty Insurance Policy; provided, however, for the avoidance of doubt, (x) the issuance of the Representation and Warranty Insurance Policy is not a condition to Buyer’s obligation to consummation the transactions contemplated hereby and (y) any absence of coverage under the Representation and Warranty Insurance Policy for any reason, including due to exclusions from coverage thereunder or the failure of the Representation and Warranty Insurance Policy to be in full force and effect for any reason, will not expand, alter, amend, change or otherwise affect Seller’s obligations or liability under this Agreement.

6.16Code Section 280G.  If any Person who is a “disqualified individual” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) with respect to the Company may receive any payment(s) or benefit(s) that could constitute parachute payments under Section 280G of the Code in connection with the transactions contemplated by this Agreement, then:  (a) Seller shall use commercially reasonable efforts to obtain a Parachute Payment Waiver from each such “disqualified individual” and shall deliver such Parachute Payment Waiver to Buyer; and (b) as soon as practicable following the delivery of the Parachute Payment Waivers (if any) to Buyer, Seller and the Company shall prepare and distribute to shareholders a disclosure statement describing all potential parachute payments and benefits that may be received by such disqualified individual(s) and shall submit such payments to its shareholders for approval, in each case, in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the Department of Treasury regulations promulgated thereunder, such that, if approved by the requisite majority of the shareholders, such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code (the foregoing actions, a “280G Vote”).  Prior to the Closing, if a 280G Vote is undertaken, Seller shall deliver to Buyer evidence reasonably satisfactory to Buyer, (i) that a 280G Vote was solicited in conformance with Section 280G of the Code, and the requisite shareholder approval was obtained with respect to any payments and/or benefits that were subject to the Company shareholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the Parachute Payment Waiver, such “parachute payments” shall not be made or provided.  The form of the Parachute Payment Waiver, the disclosure statement, any other materials to be submitted to shareholders in connection with the 280G Vote and the calculations related to the foregoing shall be subject to advance review and approval by Buyer, which approval shall not be unreasonably withheld. Prior to the solicitation of Parachute Payment Waivers, Buyer shall provide Seller and the Company with any compensatory arrangement that it or its Affiliates entered into or agreed with any disqualified individual.

6.17Insurance. Prior to the Closing, the Seller shall, and shall cause the Company to, substitute the Company for Seller under the insurance policies of the Company and the Company Subsidiaries that name Seller as a primary insured party, including those policies that, by their terms and as set forth on Section 4.14 of the Disclosure Letter, go into run-off as a result of the consummation of the transactions contemplated by this Agreement to the extent a substitution is required in order for the Company to purchase a “tail” policy for or extension of such insurance. At the request of Buyer, Seller shall provide reasonable assistance to Buyer to obtain “tail” policies or extensions of such policies, at Buyer’s expense. This Section 6.17 shall not apply to the Current D&O Policies, which are governed by Section 6.7.

6.18Pension Liability. The Seller shall use commercially reasonable efforts to pay in full all liabilities related to the pension payable to Dr. Francisco Harrison (the “Pension Liability”) prior to the Measurement Time.  To the extent not paid prior to the Measurement Time, the unpaid portion of the Pension Liability payable by the Company or any Company Subsidiary after the Measurement Time shall be included in the definition of “Indebtedness” as set forth therein.

Article VII

ADDITIONAL AGREEMENTS

7.1Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar transaction taxes and fees (including any penalties and interest), if any, imposed solely and directly by reason of the transactions contemplated by this Agreement (but, in each case, excluding any Taxes or fees imposed on or by reference to income, profits or gains) shall be paid 50% by Buyer and 50% by Seller when due, and Buyer will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other similar taxes and fees, and, if required by applicable law, Seller will join in the execution of any such Tax Returns and other documentation.

7.2Appropriate Action; Consents; Filings.

(a)Upon the terms and subject to the conditions set forth in this Agreement (including, without limitation, those set forth in this Section 7.2), Buyer and Seller shall each use their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement; (ii) obtain from any Governmental Entities any actions, non-actions, clearances, waivers, consents, approvals, permits or Orders required to be obtained by Buyer, Seller or any of their respective Affiliates in connection with the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby; (iii) make all necessary registrations and filings, and thereafter make any other required submissions, with respect to this Agreement required under the HSR Act and under any other Regulatory Law and any other applicable Law; (iv) avoid the entry of, or have vacated or terminated, any Order that would restrain, prevent or delay the Closing, including, without limitation, defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby; and (v) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement. No party to this Agreement shall consent to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party to this Agreement, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)In furtherance of the foregoing, to the extent not filed prior to the date hereof, the parties hereto shall cooperate with each other and shall use their respective reasonable best efforts to (i) file required Notification and Report Forms under the HSR Act with the United States Federal Trade Commission and the United States Department of Justice no later than five (5) Business Days from the date hereof, and (ii) obtain those Consents of Governmental Entities set forth in Section 4.5(b)(ii) of the Disclosure Letter, in each case, as soon as practicable following the date of this Agreement, and shall respond as promptly as practicable to all requests or inquiries for additional documentation or information that may be requested pursuant to such filings. Buyer will pay all filing fees to any Governmental Entity in connection with any required Consent of any Governmental Entity.

(c)Notwithstanding Section 7.2(a), (i) without the prior written consent of Buyer, Seller shall not take, or agree to take, any action in connection with the matters set forth in this Section 7.2 that would be binding on the Company or any Company Subsidiary after the Closing, and (ii) without the prior written consent of Seller, Buyer shall not take, or agree to take, any action in connection with the matters set forth in this Section 7.2 that would be binding on the Company or any Company Subsidiary prior to the Closing

(d)Without limiting this Section 7.2, Buyer agrees to take any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition, or trade regulation Law that may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible, including, without limitation, proposing, negotiating, committing to, and effecting by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing, or disposition of such assets or businesses of the Company or any Company Subsidiary, or otherwise taking or committing to take actions that limit the Company’s or the Company Subsidiaries’ freedom of action with respect to, or their ability to retain, any of the businesses, product lines, or assets of the Company or any Company Subsidiary, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding that would otherwise have the effect of preventing or delaying the Closing; provided, however, that nothing in this Section 7.2 shall require Buyer to take any steps or to make any undertakings that would (i) adversely affect the Company and the Company Subsidiaries in any material respect, or (ii) require Buyer to propose, negotiate, commit to, or effect by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing, or disposition of such assets or businesses of Buyer or its Subsidiaries (not including the Company and the Company Subsidiaries), or otherwise to take or commit to take actions that limit Buyer’s freedom of action with respect to, or its ability to retain, any of the business, product lines, or asset of Buyer or its Subsidiaries (not including the Company and the Company Subsidiaries).

(e)Subject to applicable legal limitations and instructions of any Governmental Entity, each party to this Agreement shall promptly notify the other party of any written communication it or any of its Affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and permit the other party a reasonable opportunity to review in advance any proposed substantive communication by such party to any Governmental Entity. Prior to the Closing, neither Buyer nor any of its Affiliates nor any of their respective Representatives shall contact, communicate with, submit any documentation to, or make any filing with any Governmental Entity in connection with any of the transactions contemplated hereby without the prior written consent of Seller. To the extent practicable under the circumstances, none of the parties to this Agreement shall agree to participate in any substantive meeting with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), Litigation or other inquiry unless it consults with the other party in advance and, where permitted, allows the other party to participate. Subject to applicable legal limitations and instructions of any Governmental Entity, the parties to this Agreement will: (i) coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with its communications with any Governmental Entity, (ii) provide each other with copies of all written correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Entity or members of such Governmental Entity’s staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement and (iii) prior to submitting any substantive written communication to any Governmental Entity, permit the other party and its counsel a reasonable opportunity to review such communication in advance, and consider in good faith the views of the other party provided in a timely manner in connection with such communication; provided, however, that materials may be redacted as necessary (x) to comply with contractual obligations or restrictions, (y) to address reasonable attorney-client or other privilege or confidentiality concerns, and (z) to protect the confidentiality of competitively sensitive information.

(f)Without limiting this Section 7.2, each of the parties hereto shall use their respective reasonable best efforts to obtain all material Consents required to be obtained by such party from any third party (other than any Governmental Entity to the extent otherwise addressed in this Section 7.2) prior to the Closing in connection with the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, neither Seller, the Company nor the Company Subsidiaries shall have any obligation to pay any material fee to any such third party for the purpose of obtaining any such Consent or any costs or expenses of any such third party resulting from the process of obtaining such Consents.

(g)During the period beginning on the date of this Agreement and continuing until the earlier of the Closing or the termination of this Agreement pursuant to Article IX in accordance with its terms, neither Buyer, on the one hand, nor Seller, the Company or any Company Subsidiary, on the other hand, shall acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, any business or any corporation, partnership, association or other business organization or division thereof, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to: (i) materially increase the risk of any Governmental Entity seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement; (ii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iii) otherwise prevent the consummation of the transactions contemplated by this Agreement.

(h)Notwithstanding anything contained in this Agreement to the contrary, if all the conditions to consummation of the transactions contemplated hereby set forth in Article VIII hereof (other than those conditions which, by their nature, are to be satisfied at the Closing) have been satisfied on or before December 15, 2020, or are otherwise reasonably expected to be satisfied on or before December 31, 2020, other than the consents and approvals set forth in Section 8.1(b) of the Disclosure Letter, then the parties shall cooperate in good faith and use their respective reasonable best efforts to modify the structure of the transactions contemplated by this Agreement by restructuring or reorganizing the applicable Company Subsidiaries in such a manner as would allow the Closing to occur on or before December 31, 2020 notwithstanding the failure to receive such consents; provided that the parties shall not be required to take any action that would reasonably be expected to materially affect the operations of the Company and the Company Subsidiaries, taken as a whole.

7.3Public Announcements. From the date hereof through the Closing Date, neither Buyer, on the one hand, nor Seller, the Company or any Company Subsidiary, on the other hand, shall issue any public report, statement or press release or otherwise make any public statement regarding this Agreement or the transactions contemplated hereby, without the prior written consent of Buyer and Seller, unless otherwise required by applicable Law, in which case such party shall advise the other party hereto and discuss the contents before issuing any such report, statement or press release.

7.4Retention and Access to Records. For a period of seven (7) years following the Closing Date, Buyer shall maintain all books and records of the Company and the Company Subsidiaries relating to periods ending on or prior to the Closing Date and shall make them, and any individuals responsible for maintenance of such books and records, available to Seller upon reasonable notice during normal business hours; provided, however, that access to such books, records, documents and individuals shall not interfere with the normal operations of Buyer, its

Affiliates, the Company and the reasonable out-of-pocket expenses of Buyer, its Affiliates and the Company incurred in connection therewith shall be paid by Seller, and Buyer shall not be required to make available such books, records or documents if such information is reasonably pertinent to any Litigation in which Buyer or any of its Affiliates (which includes the Company and the Company Subsidiaries after the Closing), on the one hand, and Seller, on the other hand, are adverse parties. Buyer shall furnish copies of such books and records to Seller promptly upon the request of Seller.

Article VIII

CLOSING CONDITIONS

8.1Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, by Buyer and Seller in writing:

(a)No Order. No Governmental Entity, including any court or tribunal of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise prohibits the performance by Buyer, Seller, the Company or any Company Subsidiary of their respective obligations under this Agreement.

(b)Regulatory Laws. The filings, consents and approvals required to be made or obtained under applicable Regulatory Laws in order to consummate the Closing as set forth in Section 8.1(b) of the Disclosure Letter, shall have been made or obtained and the waiting period under the HSR Act shall have expired or been terminated.

8.2Additional Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, by Buyer:

(a)Representations and Warranties. The representations and warranties of Seller contained in this Agreement (other than the Seller Fundamental Representations) shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Each of the Seller Fundamental Representations shall be true and correct in all respects except for de minimis exceptions as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct in all respects except for de minimis exceptions as of such date or with respect to such period).

(b)Agreements and Covenants. Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Seller at or prior to the Closing.

(c)Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d)Officer’s Certificate. Buyer shall have received a certificate of a duly authorized officer of Seller as to the satisfaction of the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

8.3Additional Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, by Seller:

(a)Representations and Warranties. The representations and warranties of Buyer contained in this Agreement (other than the Buyer Fundamental Representations) shall be true and correct (without giving effect to any “materiality” or “material adverse effect” qualifiers set forth therein) as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” or “material adverse effect” qualifiers set forth therein) would not have a material adverse effect on Buyer’s ability to consummate the Closing and perform its obligations hereunder. Each of the Buyer Fundamental Representations shall be true and correct in all respects except for de minimis exceptions as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct in all respects except for de minimis exceptions as of such date or with respect to such period).

(b)Agreements and Covenants. Buyer shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date.

(c)Officer’s Certificate. Seller shall have received a certificate of a duly authorized officer of Buyer as to the satisfaction of the conditions set forth in Section 8.3(a) and 8.3(b).

Article IX

TERMINATION

9.1Termination. This Agreement may be terminated by giving written notice at any time prior to the Closing as follows:

(a)by mutual consent of Buyer and Seller;

(b)by either Buyer or Seller, if there shall be any Order that is final and non-appealable permanently restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement; provided, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party if such Order was primarily due to the failure of such party to perform any of its obligations hereunder;

(c)by Buyer, (i) at any time after February 23, 2021 (the “Outside Date”) if the transactions contemplated hereby to occur at the Closing shall not have been consummated for any reason other than the failure of Buyer to comply in all material respects with any covenant or agreement of Buyer, or (ii) at any time, if Seller shall have breached or violated any of its representations, warranties or covenants set forth in this Agreement in a manner that would prevent the satisfaction of the conditions to Closing set forth in Section 8.2(a) or Section 8.2(b), and (except in the case of a breach of the obligation to close within two (2) Business Days after the date contemplated in Section 3.1, in which case such two (2) Business Day period shall apply) such breach or violation shall not have been cured within ten (10) days after written notice thereof has been given by Buyer to Seller; provided, however, that with respect to Section 9.2(c)(i), if the sole reason that the transactions contemplated hereby to occur at the Closing have not been consummated on or before the Outside Date is that the required approval from any Governmental Entity, the consent of which is required as a condition to the consummation of the transactions contemplated hereby, has not been obtained, then Buyer may not terminate this Agreement pursuant to Section 9.1(c)(i) until after May 24, 2021; provided, further, that Buyer shall not be entitled to terminate this Agreement pursuant to Section 9.1(c)(ii) if Buyer is in breach or violation of any of its representations, warranties or covenants set forth in this Agreement in a manner that would prevent the satisfaction of the conditions to Closing set forth in Section 8.3(a) or Section 8.3(b); or

(d)by Seller, (i) at any time after the Outside Date if the transactions contemplated hereby to occur at the Closing shall not have been consummated for any reason other than the failure of Seller to comply in all material respects with any covenant or agreement of Seller, or (ii) at any time, if Buyer shall have breached or violated any of its representations, warranties or covenants set forth in this Agreement in a manner that would prevent the satisfaction of the conditions to Closing set forth in Section 8.3(a) or Section 8.3(b), and (except in the case of a breach of the obligation to close within two (2) Business Days after the date contemplated in Section 3.1, in which case such two (2) Business Day period shall apply) such breach or violation shall not have been cured within ten (10) days after notice thereof has been given by Seller to Buyer; provided, however, with respect to Section 9.1(d)(i), that if the sole reason that the transactions contemplated hereby to occur at the Closing have not been consummated on or before the Outside Date is that the required approval from any Governmental

Entity, the consent of which is required as a condition to the consummation of the transactions contemplated hereby, has not been obtained, then Seller may not terminate this Agreement pursuant to Section 9.1(d)(i) until after May 24, 2021; provided, further, that Seller shall not be entitled to terminate this Agreement pursuant to Section 9.1(d)(ii) if Seller is in breach or violation of any of its representations, warranties or covenants set forth in this Agreement in a manner that would prevent the satisfaction of the conditions to Closing set forth in Section 8.2(a) or Section 8.2(b).

9.2Effect of Termination. Except as provided in Section 6.4 and Section 10.16, in the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void, there shall be no liability on the part of Buyer or Seller or any of their respective Representatives to any other party and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party hereto from liability for any willful and material breach of this Agreement or for Fraud.

Article X

GENERAL PROVISIONS

10.1Notices. All notices and other communications required or permitted under this Agreement (a) must be in writing, (b) will be duly given (i) when delivered personally to the recipient, (ii) upon delivery by electronic email or (iii) one Business Day after being sent to the recipient by nationally recognized overnight private carrier (charges prepaid) and (c) must be addressed as follows (as applicable):

(a)If to Buyer:

Syneos Health
1030 Sync Street
Morrisville, NC 27560

Attention: General Counsel
Email: Jonathan.Olefson@SyneosHealth.com

Sara.Epstein@SyneosHealth.com

with a copy to:

Latham & Watkins LLP
885 Third Avenue

New York, New York  10022

Attn.:Thomas Malone

Jane Greyf

Email: thomas.malone@lw.com

Jane.Greyf@lw.com

(b)If to Seller:

c/o Amulet Capital Partners
1 Lafayette Place, Suite 301
Greenwich, CT 06830
Attn: Ramsey Frank

Nick Amigone

Email: rfrank@amuletcapital.com

namigone@amuletcapital.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
Wilmington, DE 19801
Attention: Steven J. Daniels, Esq.
Email: steven.daniels@skadden.com

or to such other address as Buyer or Seller may designate to the other party in writing.

10.2Non-Survival of Representations and Warranties. None of the representations, warranties and covenants in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the earlier termination of this Agreement, regardless of any applicable statute of limitations; provided that this Section 10.2 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time, including any post-Closing adjustments and related covenants contemplated by Section 2.3 hereof, or the termination of this Agreement. Notwithstanding anything herein to the contrary, nothing herein restricts claims for Fraud.

10.3Amendment and Modification. This Agreement may be amended, modified or supplemented in any and all respects by the parties hereto at any time prior to the Closing; provided, however, that this Agreement may not be so amended, modified or supplemented except by an instrument in writing signed by Buyer and Seller.

10.4Waiver. At any time prior to the Closing, Buyer and Seller may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party or parties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party or parties with any of the obligations, covenants, agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed by the party or parties sought to be charged with such waiver.

10.5Headings. The headings and captions contained in this Agreement are for reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement. All references in this Agreement to any “Article,” “Section,” “Schedule” or “Exhibit” are to the corresponding Article, Section, Schedule or Exhibit of or to this Agreement.

10.6Severability. If any term or other provision of this Agreement, or any portion thereof, is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement, or the remaining portion thereof, shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision, or any portion thereof, is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are consummated to the fullest extent possible.

10.7Entire Agreement. This Agreement (together with the Schedules and Exhibits attached hereto and the Disclosure Letter) and the Confidentiality Agreement and the other agreements, documents, certificates and instruments contemplated by this Agreement to be executed in connection with the transactions contemplated hereby, constitute the entire agreement of the parties hereto and supersede all prior negotiations, correspondence, agreements and undertakings, both written and oral, between or among the parties, or any of them, with respect to the subject matter hereof. It shall be expressly understood that this Agreement shall govern the transactions contemplated hereby as a whole and that the other documents and agreements to be delivered at Closing shall not be construed as amendments or variations of this Agreement but rather shall be complemented by and interpreted in light of this Agreement. In the event that any provision of any of the other documents and agreements to be delivered at Closing is inconsistent with, conflicts with or contradicts any term of this Agreement, the terms of this Agreement will prevail.

10.8Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly (whether by operation of Law or otherwise), by any party hereto without the prior written consent of the other party hereto.

10.9Parties in Interest. Subject to Section 10.8, but without relieving any party hereto of any obligation hereunder, this Agreement shall be binding upon and inure solely to the benefit of and be enforceable by and against each party hereto and its respective successors and permitted assigns. Nothing in this Agreement, express or implied, shall confer on any Person other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, including any third-party beneficiary rights, except that (a) the SHCR Representatives shall be third-party beneficiaries of Sections 6.6 and 6.7, and (b) the Retained Firm shall be a third-party beneficiary of Section 10.18 to the extent it applies to the Retained Firm.

10.10Failure or Delay Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

10.11Specific Performance.

Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such party and that any such breach would cause Buyer, on the one hand, and Seller, on the other hand, irreparable harm. Accordingly, each party hereto also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such party, Buyer, on the one hand, and Seller, on the other hand, shall be entitled to equitable relief without the requirement of posting a bond or other security, including in the form of injunctions and orders for specific performance. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. Each of Seller, on the one hand, and Buyer, on the other hand, hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by Seller or Buyer, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of Seller or Buyer, as applicable, under this Agreement.

10.12Governing Law; Jurisdiction Waiver of Jury Trial.

(a)This Agreement and all Actions seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be governed by the laws of the State of Delaware, its rules of conflict of laws notwithstanding. Each party hereby agrees and irrevocably consents to be subject to the jurisdiction of the Court of Chancery of the State of Delaware in and for New Castle County, or if the Court of Chancery lacks jurisdiction over such dispute, in any state or federal court having jurisdiction over the matter situated in New Castle County, Delaware, in any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby. Each party hereby irrevocably consents to the service of any and all process in any such Action by the delivery of such process to such party at the address and in the manner provided in Section 10.1 hereof or by any other legally available method. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement or the transactions contemplated hereby in the Court of Chancery of the State of Delaware in and for New Castle County, or if the Court of Chancery lacks jurisdiction over such dispute, in any state or federal court having jurisdiction over the matter situated in New Castle County, Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum. For the avoidance of doubt, this Section 10.12(a) shall apply with respect to any claim involving assertions of Fraud.

(b)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION

DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12(b).

10.13Counterparts. This Agreement may be executed in any number of counterparts, including by means of email in portable document format (.pdf) or other electronic transmission of signatures of the parties complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com), each of which when executed shall be deemed to be an original copy of this Agreement and all of which taken together shall constitute one and the same agreement.

10.14Interpretation. As used in this Agreement, (a) the words “include,” “includes” or “including” shall be deemed to be followed by the phrase “without limitation” to the extent not already included thereafter, and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (b) the word “or” is not exclusive, unless the context otherwise requires; (c) words of any gender include each other gender, words denoting natural persons shall be deemed to include business entities and vice versa, and any reference to a Person herein shall be deemed to include all direct and indirect Subsidiaries of such Person and its successors and permitted assigns, unless otherwise indicated or the context otherwise requires; (d) words defined in the singular have the parallel meaning in the plural and vice versa; (e) references to “written” or “in writing” include in electronic form; (f) the terms “hereof,” “herein,” “hereby,” “hereto,” “hereinafter,” “hereunder” and derivative or similar words shall, unless otherwise stated, be construed to refer to this entire Agreement as a whole, including the Schedules and Exhibits hereto, and not merely to any particular provision of this Agreement, and references to articles, sections, paragraphs, exhibits and schedules are to the articles, sections and paragraphs of, and exhibits and schedules to, this Agreement, unless otherwise specified; (g) references to “ordinary course of business” shall be deemed to be followed by the phrase “consistent with past practice and giving effect to any COVID-19 Effect” (h) except as otherwise provided in this Agreement, references to any statute or Law in this Agreement shall be deemed to refer to such statute or Law as amended from time to time and to any rules or regulations promulgated thereunder; and (i) references to Sections and Articles shall be to the applicable Section or Article, respectively, of this Agreement unless otherwise indicated. Terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement and when used in any certificate or other document made or delivered pursuant hereto, except as otherwise indicated in this Agreement or unless otherwise defined therein. All references in this Agreement to “dollars” or “$” shall mean United States Dollars and all payments hereunder shall be made in United States Dollars. All references to “has furnished to Buyer” “made available to Buyer” or “provided to Buyer” (or similar references, and with any correlative word or phrase) means that the information or documents referred to as having been furnished, made available or provided were furnished or provided directly to Buyer or its representatives, in either tangible or electronic form, or made available to Buyer and its representatives in the Datasite at least twelve (12) hours before the execution of this Agreement. Accounting terms in this Agreement have the meanings given to them under GAAP, and in any cases in which there exist elective options or choices in GAAP determinations or in which management discretion is permitted in classification, standards, or other aspects of GAAP related determinations, the historical accounting principles and practices of the Company and the Company Subsidiaries shall continue to be applied on a consistent basis. All references to “days” in this Agreement shall mean calendar days except where the defined term “Business Days” is expressly referenced. When calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded (for example, if an action is to be taken within two (2) days of a triggering event and such event occurs on a Tuesday, then the action must be taken by the end of the day on Thursday). If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

10.15Costs of Dispute. Notwithstanding anything to the contrary in this Agreement, in the event of any dispute between the parties arising under this Agreement, the party prevailing in that dispute shall be entitled to receive from the other party reimbursement for its attorneys’ fees, court costs, expert witness fees and other similar costs.

10.16Fees, Expenses and Other Payments. Except as otherwise provided in this Agreement, each party shall bear its own expenses in connection with the transactions contemplated by this Agreement, including costs of their respective attorneys, accountants, investment bankers, brokers and other representatives.

10.17Non-Recourse. This Agreement may be enforced by Buyer only against, and any claim, action, suit, or other legal proceeding by Buyer based upon, arising out of or related to this Agreement or any Transaction Document, or the negotiation, execution or performance of this Agreement or any Transaction Document (whether in contract, tort or equity, at law, or granted by statute, whether by or through attempted veil piercing of the corporate, limited partnership or limited liability veil, or otherwise) may be brought only against, the parties to this Agreement or such Transaction Documents, and then only as, and subject to the terms and limitations, expressly set forth in this Agreement or such Transaction Documents. Neither Buyer nor any other Person shall have any recourse against any past, present, or future Representative of Seller or any Affiliate of Seller (including the Company and the Company Subsidiaries) or any of their successors or permitted assigns (except any party to the Transaction Documents) (each, a “Non-Recourse Person”), and no such Non-Recourse Person shall have any liability for any obligations or liabilities of Seller under this Agreement or for any claim, action, or proceeding based on, in respect of or by reason of the transactions contemplated hereby

10.18Certain Legal Representation Matters.

(a)In any dispute or proceeding arising under or in connection with this Agreement or the transactions contemplated by this Agreement, Seller and its equityholders shall have the right, at their election, to retain the firm of Skadden, Arps, Slate, Meagher & Flom LLP (the “Retained Firm”) to represent Seller or any of such equityholders in such matter, and Buyer hereby irrevocably consents to and waives any conflict associated with, and agrees to cause its

Affiliates to consent to and waive any conflict associated with, any such representation in any such matter. Each of Buyer and Seller acknowledges and agrees that the Retained Firm has acted as counsel for Seller (and its Affiliates), the Company and the Company Subsidiaries in connection with this Agreement. The parties agree that the fact that the Retained Firm has represented Seller, the Company and the Company Subsidiaries prior to the Closing shall not prevent the Retained Firm from representing Seller (or any of its Affiliates, including the equityholders of Seller) in connection with any matters involving this Agreement, including any disputes between any of the parties hereto that may arise after the Closing. Buyer and Seller hereby waive any actual or potential conflict of interest relating to the Retained Firm’s representation of Seller in the transactions contemplated by this Agreement.

(b)Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Company and the Company Subsidiaries) and their respective Representatives and their respective successors and assigns, hereby irrevocably acknowledges and agrees that all attorney-client communications between, on the one hand, Seller, the Company and/or any Company Subsidiary (and their respective Representatives) and, on the other hand, their counsel (including, without limitation, the Retained Firm), that specifically relate to the negotiation, preparation, execution and delivery of this Agreement or any schedule, exhibit, agreement, instrument, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions completed hereunder or in connection with the Closing of the transactions contemplated hereby, shall be deemed privileged communications that belong solely to Seller and as to which such privilege may be waived only by Seller, and neither Buyer nor any Person purporting to act on behalf of or through Buyer will (i) have access to any such privileged communications or to the files of the Retained Firm, whether or not the Closing shall have occurred, or (ii) seek to obtain any such privileged communications by any process. Without limiting the generality of the foregoing, upon and after the Closing, (1) Seller and its Affiliates shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Company and the Company Subsidiaries shall be a holder thereof, (2) to the extent that files of the Retained Firm in respect of such engagement constitute property of the client, only Seller and its Affiliates (and not the Company or any of the Company Subsidiaries) shall hold such property rights, and (3) the Retained Firm shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Company or any of the Company Subsidiaries by reason of any attorney-client relationship between the Retained Firm and the Company or any of the Company Subsidiaries; provided, notwithstanding the foregoing, Buyer shall have the right to assert such privilege against third parties.

10.19Disclosure Letter. Notwithstanding anything to the contrary contained in the Disclosure Letter or in this Agreement, (a) the information and disclosures contained in any section of the Disclosure Letter shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Letter as though fully set forth in such other section for which the applicability of such information and disclosure is reasonably apparent on the face of such information or disclosure, (b) the disclosure of any matter in the Disclosure Letter shall not be construed as indicating that such matter is necessarily required to be disclosed in order for any representation or warranty to be true and correct, (c) the Disclosure Letter is qualified in its entirety by reference to this Agreement except to the extent it qualifies any provision of this Agreement, and is not intended to constitute, and shall not be construed as constituting, representations and warranties by any party except to the extent expressly set forth herein, (d) the inclusion of any item in the Disclosure Letter shall be deemed neither an admission that such item is material to the business, financial condition or results of operations of the Company or any of the Company Subsidiaries nor an admission of any obligation or liability to any third party, (e) matters reflected in the Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected therein and any additional matters are set forth therein for informational purposes and do not necessarily include other matters of a similar nature, and (f) headings are inserted in the Disclosure Letter for convenience of reference only and shall not have the effect of amending or changing the express description of the sections as set forth in this Agreement

10.20Jointly Drafted. This Agreement is the product of negotiations among the parties hereto, each of which is represented by legal counsel, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Rules of construction relating to interpretation against the drafter of an agreement shall not apply to this Agreement and are expressly waived by each party hereto. The parties hereto acknowledge and agree that prior drafts of this Agreement and the other agreements and documents contemplated hereby will not be deemed to provide any evidence as to the meaning of any provision hereof or the intent of the parties hereto with respect hereto and that such drafts will be deemed to be the joint work product of the parties hereto.

10.21Time of the Essence(a). Time is of the essence with respect to the transactions contemplated by this Agreement and the other documents and agreements to be delivered at Closing.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned parties hereto have caused this Stock Purchase Agreement to be executed as of the date first written above.

SHCR HOLDINGS, LLC

By:	/s/ Nicholas Amigone
	Name:	Nicholas Amigone
	Title:	Vice President & Secretary

SYNEOS HEALTH CLINICAL, INC.

By:	/s/ Jonathan Olefson
	Name:	Jonathan Olefson
	Title:	Director

SCHEDULE A

Working Capital Schedule

See attached.

EXHIBIT A

Form of Escrow Agreement

See attached.

2

EXHIBIT B

Sponsor Agreement

See attached.

3